Form 10-K, Exhibit 13
period 1993-12-31
CONNER PERIPHERALS INC
filed 1994-04-01
CIK 792397

Financial Contents

Selected Financial Data                                       8

Management's Discussion and Analysis                          9

Consolidated Balance Sheets                                  15

Consolidated Statements of Operations                        16

Consolidated Statements of Cash Flows                        17

Consolidated Statements of Stockholders' Equity              18

Notes to Consolidated Financial Statements                   19

Report of Independent Accountants                            29

Report of Management                                         30


                                                     CONNER PERIPHERALS, INC.7

Consolidated Statement of Operations Data

Year ended December 31,                        1993           1992          1991          1990           1989
- -------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Net sales                                $ 2,151,672   $ 2,238,423   $ 1,598,984   $ 1,337,593     $ 704,908
Gross profit                                 237,954       458,464       316,257       328,211       148,814
Income/(loss) from operations/1/            (446,430)      153,530       130,211       172,732        63,159
Net income/(loss)                           (445,314)      121,072        92,492       130,052        41,449
Net income/(loss) per share:
        Primary                          $     (9.03)  $      2.19    $     1.57   $      2.51     $    1.09
        Fully diluted                    $     (9.03)  $      1.89    $     1.54   $      2.41     $    1.00

Weighted average shares:
        Primary                               49,339         55,242       58,863        51,727        37,949
        Fully diluted                         49,339         74,723       65,252        54,527        45,484

Consolidated Balance Sheet Data

December 31,                                    1993           1992         1991          1990          1989
- --------------------------------------------------------------------------------------------------------------
(in thousands)
Assets:
  Total current assets                   $ 1,167,115    $ 1,388,343   $ 1,123,665    $ 720,137     $ 366,114
  Total assets                             1,464,051      1,904,707     1,334,538      880,468       468,095

Liabilities and stockholders' equity:
  Current liabilities                        489,893        435,581       168,887      183,022       123,621
  Long-term debt                             660,606        704,845       367,916       36,731       122,893
  Stockholders' equity                       208,851        626,036       712,825      603,862       200,836

Summary Quarterly Data


                                      Dec. 31    Sept. 30    June 30    Mar. 31    Dec. 31    Sept. 30    June 30    Mar. 31
Quarter ended                         1993       1993        1993       1993       1992       1992        1992       1992
- ------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per
share amounts)
Net sales                            $574,449   $ 528,358   $ 490,575 $ 558,290  $ 620,466   $ 625,477   $551,347  $ 441,133
Gross profit                           87,872      20,981      38,581    90,520    127,180     120,937    126,240     84,107
Income/(loss) from
  operations/2/                        15,510    (381,608)    (51,765)  (28,567)      (765)     55,039     63,254     36,002
Net income/(loss)                       8,455    (372,400)    (58,825)  (22,544)     8,490      41,905     46,024     24,653
Net income/(loss) per share:
  Primary                              $ 0.17     $ (7.54)    $ (1.19)  $ (0.46)    $ 0.17      $ 0.79     $ 0.77     $ 0.42
  Fully diluted                        $ 0.17     $ (7.54)    $ (1.19)  $ (0.46)    $ 0.17      $ 0.64     $ 0.63     $ 0.40
Weighted average shares:
  Primary                              50,733      49,410      49,303    48,554     48,928      52,800     59,885     59,261
  Fully diluted                        51,116      49,410      49,303    48,554     49,068      75,106     82,191     69,979

1 Income/(loss) from operations includes unusual charges (credits) of $378,702,000, $57,611,000 and ($3,389,000) in 1993, 1992 and 1991,
  respectively (see Note 3).

2 Income/(loss) from operations includes unusual charges of $330,019,000, $12,300,000, $36,383,000 and $57,611,000 for the quarters ended September 30,
  1993, June 30, 1993, March 31, 1993 and December 31, 1992, respectively
  (see Note 3).

8   CONNER PERIPHERALS, INC.

Management's Discussion and Analysis of Financial
Condition and Results of Operations

The following table sets forth items in the Company's Consolidated Statements of Operations for each of the last three years ended December 31, 1993, as a percent of net sales.

Year ended December 31,                              1993      1992      1991
- --------------------------------------------------------------------------------
Net sales                                           100.0%    100.0%    100.0%
Cost of sales                                        88.9      79.5      80.2
                                                    ---------------------------
Gross profit                                         11.1      20.5      19.8
Selling, general and administrative                   8.7       6.8       6.5
Research and development                              6.4       4.2       5.3
Amortization of goodwill and other
     intangibles                                      1.0        --        --
Unusual items                                        15.7       2.6      (0.2)
                                                     --------------------------

Income/(loss) from operations                       (20.7)      6.9       8.2
Other income/(expense), net                          (1.2)      0.1      (0.3)
                                                     --------------------------
Income/(loss) before income taxes                   (21.9)      7.0       7.9
Benefit/(provision) for income taxes                  1.2      (1.6)     (2.1)
                                                     --------------------------
Net income/(loss)                                   (20.7)      5.4       5.8


OVERVIEW

The Company had a net loss of $445.3 million in 1993 due primarily to two principal causes. First, the margin the Company earned on sales of products, primarily disk drives, came under tremendous pressure during 1993 and fell to 11.1% from 20.5% in 1992. The Company believes this deterioration of margins resulted from pricing pressures caused by a combination of: (1) industry-wide overcapacity, particularly for drives under 200 megabytes, and a rapid shift in customer demand toward drives with capacities greater than 200 megabytes, and
(2) cost pressures caused by aging inventories with higher unit costs resulting from distribution problems in Europe and delays in time-to-market (see discussion below). The second, and more significant cause, was the revaluation of goodwill and other intangibles necessitated by the occurrence in 1993 of fundamental changes in the storage business and the Company's decision to take various restructuring actions designed to put the Company on a more competitive footing and return it to profitability. The combination of these actions resulted in charges to income in 1993 of $378.7 million. Each of these charges is described in more detail below under Gross Profit and Unusual Items.

SALES

The Company's net sales totaled $2.2 billion in 1993, the same as 1992. Included in the 1993 results are the operations of Archive Corporation ("Archive"), which was acquired by the Company at the end of the fourth quarter of 1992. Operations of Archive, which include the sale of tape drive and data storage hardware and software related products, are not included in the 1992 results, although the results of the fourth quarter of 1992 include a charge of $57.6 million associated with the write-off of in-process research and development of Archive. Excluding Archive, net sales of disk drives in 1993 declined substantially as compared to 1992. This resulted from significant declines in average unit selling prices coupled with a decrease in the unit volume of shipments. The Company believes that severe price erosion was experienced throughout the disk drive industry, particularly for drives with capacities under 200 megabytes, due to industry-wide overcapacity exacerbated by an unexpected rapid shift in customer demand toward drives with capacities greater than 200 megabytes. This shift in demand toward higher capacity drives, which is expected to continue in the foreseeable future, is due to the higher storage capacity requirements of new and more sophisticated software products. Individual price declines of the Company's disk drives ranged from approximately 20% to 60% in 1993. These price declines were offset to some extent by a favorable shift in product mix towards the Company's newer, higher capacity disk drives. The unit volume of shipments declined by approximately 6% in 1993. This decline was due to a disruption in sales to European distributors resulting from the termination of the Company's exclusive distribution relationship with its European master

                                                  CONNER PERIPHERALS, INC.   9

Management's Discussion and Analysis of Financial
Condition and Results of Operations

distributor, which adversely affected sales in the first and second quarters of 1993, and disruptions in sales associated with the timing of certain new product introductions during the first three quarters of 1993 which had a negative impact on sales to OEM customers.
  Similar to the disk drive product lines, tape product lines were negatively impacted by price competition, although to a lesser extent, which resulted in lower average unit selling prices. Revenue was also negatively impacted by product availability of certain newer DAT products.
  In 1993, international sales were approximately 54% of total sales compared to 61% in 1992 and 64% in 1991. Sales to distributors in 1993 were approximately 29% of total sales compared to 31% and 16% in 1992 and 1991, respectively. The decrease in international sales and distributor sales in 1993 is primarily due to the inclusion of Archive's tape operations, which carry a higher percentage of sales to domestic and OEM customers as compared to disk drive operations and the termination of the Company's exclusive distribution relationship with its European master distributor.
  In 1993, sales to Compaq Computer represented 13% of net sales as compared with 15% in 1992 and 12% in 1991. One other customer accounted for more than 10% of net sales in 1992, with 12%. In 1993 and 1991, no customer except for Compaq accounted for 10% or more of net sales.
  In 1992, the Company's net sales of disk drives totaled $2.2 billion, representing a 40% increase over 1991. The annual growth in net sales of disk drives was driven by a 62% increase in unit volume shipments and an improved product mix, offset somewhat by a decrease in average unit selling prices. Unit volumes increased due in large part to growth in unit shipments of 3.5-inch products and an expanded OEM customer base.
  As is common in the microcomputer industry, the Company's shipment patterns during a quarter are frequently characterized by a significantly higher shipment volume in the third month of the quarter than that experienced in the first two months of the quarter. This pattern often causes quarterly results to be difficult to predict. During the fourth quarter of 1993, demand for certain of the Company's disk drives exceeded the Company's product availability and, as such, were available to customers on an allocation basis. This trend appears to be continuing into the Company's first quarter of 1994. However, there can be no assurance that this trend will continue into future periods. In addition, certain of the Company's customers have reduced their order lead-times which has further reduced the Company's visibility to future orders. The Company's sales and results of operations in future quarters will continue to be difficult to predict as a result of these factors. Furthermore, the demand for the Company's products depends principally on demand for high performance microcomputers manufactured by its customers. A slowdown in demand for such computers or continued price erosion may have an exaggerated effect on the demand for the Company's products and/or profitability in any given period. In addition, the market for disk drive products is transitioning towards more of a commodity-type business with limited technological differentiation between the productsof the Company and its competitors. As a result, pricing on the Company's newer products is considerably more aggressive than in prior periods, as pricing has become the key competitive point of product differentiation in the disk drive industry.

GROSS PROFIT

  The Company's gross margin decreased to 11.1% of net sales in 1993 from 20.5% in 1992. The lower gross margin was due to a significant decline in average unit selling prices, lower shipments into the distribution channel and special inventory related charges included in cost of sales, offset partially by lower average unit production costs and the inclusion in 1993 of sales of Archive's tape products which carry higher gross margins. The price declines experienced were driven by overcapacity in the disk drive industry, particularly for disk drives with capacities under 200 megabytes. The Company believes this resulted from increases in industry capacity during 1993 coupled with an unexpected rapid shift in customer demand for disk drives with storage capacities exceeding 200 megabytes. Cost reductions achieved in 1993 were not sufficient to offset the impact of declining selling prices. Shipments of disk drives into the distribution channel were adversely affected, during principally the first and second quarters, due to the Company's decision at the end of the first quarter of 1993 to terminate the Company's exclusive distribution relationship with its master European distributor. The Company believes that it has substantially recovered from this action and now directly controls its relationships with its distributors in Europe, Africa and the Middle East.

10   CONNER PERIPHERALS, INC

  During the first, second and third quarters, the Company recorded as cost of sales special charges totaling $40.3 million resulting from the Company's decisions to accelerate the end-of-life of certain products.
  Gross margins for tape products were adversely affected by a higher percentage of sales of lower margin products, particularly the minicartridge product line.
  The Company's gross margin increased to 20.5% of net sales in 1992, up from 19.8% in 1991. The increase in gross margin reflects improved product mix and reductions in unit product costs that more than offset decreases in average unit selling prices of disk drives. Unit product cost reductions were achieved primarily through greater utilization of production capacity in Asia and reduced component costs. Improved product mix resulted from a shift in customer demand toward higher capacity, higher performance products and away from older, lower capacity disk drives.
  The Company anticipates the introduction of several new products during 1994. The failure of the Company to successfully launch or achieve required production volumes at anticipated costs for one or more of the new products could have a material adverse effect on the Company's revenues and profitability. Costs and disruptions associated with the launch of two new disk drive products during 1993 did have a material negative impact on the Company's quarterly revenues and profitability. In addition, new products generally have lower initial manufacturing yields and higher component costs than more mature products which place additional pressure on gross margins. The Company believes it significantly improved the efficiency and effectiveness of its new product launch operations during 1993 as indicated by the successful launch of the Filepro 210 megabyte disk drive in the quarter ended December 31, 1993. However, there can be no assurance that the launch of new products in future periods will be successful.

SELLING
GENERAL AND
ADMINISTRATIVE

Selling, general and administrative ("SG&A") expenses increased to $186.3 million in 1993 from $152.7 million in 1992 and $104.4 million in 1991. These expenses represented 8.7%, 6.8% and 6.5% of net sales in 1993, 1992 and 1991, respectively. The increase in SG&A in absolute dollars and as a percentage of net sales in 1993 as compared to 1992 was primarily due to the inclusion of Archive tapeoperations during 1993. Archive operations were consolidated with the Company's disk drive operations commencing in the first quart er of 1993. SG&A expenses increased to a lesser extent due to higher advertising and legal costs. The increase in SG&A expenses was partially offset by lower profit sharing and provisions for bad debt .
  The increase in SG&A expenses in absolute dollars and as a percentage of net sales in 1992 as compared to 1991 is primarily a result of increases in bad debts expense and employee profit sharing. The increase in the Company's reserve for doubtful accounts was consistent with the Company's growth in sales volume and the additional credit risk associated with an expanded customer base.
  In 1994, the Company expects lower SG&A expenses as a percentage of net sales due to ongoing cost reduction programs and benefits received from its restructuring actions. During the fourth quarter of 1993, SG&A declined to approximately 7% of net sales from 9% in the third quarter as a result of such actions.

RESEARCH AND
DEVELOPMENT

The Company's investment in research and development ("R&D") increased to $137.5 million in 1993 from $94.7 million in 1992 and $85.0 million in 1991. These expenses represented 6.4%, 4.2%and 5.3% of net sales in 1993, 1992 and 1991, respectively. The year-over-year increase in R&D expenses in absolute dollars and as a percentage of net sales in 1993 as compared to 1992 is primarily a result of the inclusion of the Archive tape operations in 1993. In addition, R&D expenses increased in 1993 as a result of the acceleration of new product introductions concurrent with the Company's decision to end-of-life certain older products. Due to the timing of new R&D programs and the release of new products to production, the level of R&D spending may vary from year to year in absolute dollars and as a percentage of sales.
  The increase in R&D expenses in absolute dollars in 1992 as compared to 1991 is primarily the result of the transitioning of new products from engineering to product launch and volume production.
  As product life cycles have shortened and the need to rapidly introduce new products has become essential, the Company has increased its focus on new productlaunch activities. The Company believes this investment has significantly improved the efficiency and effectiveness of its new product

CONNER PERIPHERALS   11

Management's Discussion and Analysis of Financial
Condition and Results of Operations

launch operations. During 1994, this emphasis is planned to continue and R&D expenditures are expected to increase modestly in absolute dollars in support of new product introductions. The level of R&D spending reflects management's belief that such spending is essential for the Company to remain competitive by quickly and regularly introducing new products.

AMORTIZATION
OF GOODWILL
AND OTHER
INTANGIBLES

Amortization of goodwill and other intangibles totaling $22.2 million consisted primarily of Archive related intangibles associated with the acquisition of Archive in the fourth quarter of fiscal 1992. Commencing in the first quarter of 1993, goodwill was being amortized on a straight-line basis over a period of 12 years, and other intangibles were being amortized on a straight-line basis over their estimated useful lives ranging from 3 to 10 years. At the end of the third quarter of 1993, the remaining goodwill balance was written-off and other intangibles were written-down to their estimated fair values. These special charges are more fully described under Unusual Items. The remaining balance of other intangibles is being amortized on a straight-line basis over their estimated useful lives ranging from 2 to 10 years.

UNUSUAL ITEMS

During 1993, the Company recorded unusual charges totaling $378.7 million, of which $40.3 million was included in cost of sales and $338.4 million was charged to unusual items.
  At the end of the third quarter of 1993, the Company recorded a charge of $330 million, of which $20 million was charged to cost of sales and $310 million was charged to unusual items. The $20 million charge to cost of sales reflected the cost of the Company's actions to accelerate the end-of-life of certain disk drive products. The $310 million charge included a write-down of goodwill and other intangibles of $213 million; a restructuring charge of $78 million for the reduction of excess manufacturing capacity and the streamlining of operations; and, a charge of $19 million for certain contingencies.
  The write-down of intangible assets totaling $213 million consisted of $180 million of goodwill and $33 million of identified intangibles. The write-off included all of the remaining goodwill associated with the Company's acquisition of Archive as of the end of the third quarter. Identified intangibles include certain patents, licenses, trademarks, technology and market data acquired either directly or in connection with the acquisition of Archive. The Company believes that the write-down of these assets was necessitated due to the emergence during 1993 of fundamental changes in the storage business, particularly the tape business. These changes had led to lower expectations for revenue growth and gross margins. Both these factors have a direct bearing on the value of intangibles and caused the value of these assets to be permanently impaired, based on the related discounted cash flows.
  The restructuring charge of $78 million resulted from the Company's decision to reduce excess manufacturing capacity to a level more consistent with sustainable demand and to streamline operations and administrative processes to reduce the Company's cost structure. This charge also included costs to further integrate and reduce SG&A and R&D activities of both the disk and tape drive operations. The $78 million was comprised of approximately $27.5 million for facilities related expenses, $17.5 million for write-off of certain assets and $33 million for employee headcount reductions and other miscellaneous items.
  As a result of the above actions and other cost saving programs, total operating expenses decreased by approximately $20 million to 12.6% of net sales for the fourth quarter of 1993 from 17.5% for the third quarter of 1993.
  During the first and second quarters of 1993, the Company recorded special charges totaling $48.7 million, of which $20.3 million was charged to cost of sales and $28.4 million was charged to unusual items. These charges reflected the cost of the Company's actions to accelerate the phase-out of certain disk drive products, consolidate headcount and facilities in response to increased productivity and lower short-term production levels and to further integrate the tape drive operations. The $28.4 million charge included in unusual items was comprised of approximately $17.4 million for property, plant and equipment related expenses and $11 million for employee headcount reductions and other miscellaneous items.
  In December 1992, in connection with the acquisition of Archive, the Company recorded a nonrecurring charge of $57.6 million ($35.7 million net of tax) representing the fair value of acquired R&D projects in-process at the date of the acquisition .


12   CONNER PERIPHERALS, INC.

  During 1991, the Company sold the head-stack portion of it's Malaysian operation to Read-Rite Corporation ("Read-Rite"). The net assets associated with this operation were sold in exchange for approximately 1.7 million shares of Read-Rite common stock that resulted in a gain of $11.3 million. The Company also reduced its world-wide work force by 8%, repositioned some of its manufacturing capacity from Singapore to Malaysia and relocated some of its new product engineering launch activities from San Jose, California to Longmont, Colorado. These actions resulted in charges to income that substantially offset the gain which resulted from the transaction with Read-Rite.

Interest expense increased to $51.2 million in 1993 from $46.9 million in 1992 and $23.3 million in 1991. The increase in interest expense in 1993 and 1992 in relation to the preceding year results from the Company's 6.5% subordinated debentures totaling $345 million issued in March of 1992. Average outstanding long-term borrowings have remained relatively constant since March of 1992.

  Other income/expense reflects the net of, principally, interest income, realized gains on sale of investments, royalty income and minority interest associated with the Company's Italian subsidiary. In 1993, this resulted in net other income of $26.7 million compared to $49.1 million in 1992 and $18.9 million in 1991. Net other income in 1993 decreased as compared to 1992 primarily as a result of a nonrecurring gain of $22.5 million recorded in 1992 for the sale of the Company's equity interest in Read-Rite, and lower interest income resulting from lower invested funds and declining interest rates. The decrease was partially offset by royalty income.
  The year-over-year change in 1992 from 1991 resulted from the $22.5 million gain on the sale of the Company's equity interest in Read-Rite and increased interest income of approximately $7.5 million resulting from higher average balances of cash and short-term investments.

TAXES

The Company's effective tax rate was a benefit of 5.4% in 1993 as compared to provisions of 22.3% in 1992 and 26.5% in 1991. The decrease in the 1993 effective tax rate resulted primarily from the impact of goodwill and intangible asset amortization and write-offs during 1993 which are not deductible for income tax purposes. In addition, a significant amount of the Company's losses were generated by operations in foreign tax jurisdictions where the Company enjoys tax holidays or where losses can only be carried forward. As a result, there was less direct tax benefit to the Company in the current year for the foreign losses.
  The Company's effective tax rate differs from the federal statutory rate primarily as a result of differences between United States and foreign tax rates and the impact of goodwill. The Company enjoys tax holidays in Singapore and Malaysia with respect to disk drive operations which expire in 1997 and 1995, respectively, subject to certain extensions and post-holiday benefits. However, the Company provides for United States taxes on that portion of income from these jurisdictions that is not considered to be indefinitely reinvested.
  During 1993, the U.S. federal statutory tax rate increased from 34% to 35%. The effect of the increase in the tax rate was not material to the Company's financial position or results of operations.
  The decrease in the 1992 effective tax rate of 22.3% from 26.5% in 1991 resulted from the tax benefit recognized upon the write-off of in-process R&D in connection with the acquisition of Archive Corporation. Excluding this one-time charge, the Company's effective tax rate was 26.5%.
  During 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which superseded SFAS No. 96, "Accounting for Income Taxes", under which the Company previously reported.
Both statements require the liability method for accounting for income taxes. The effect of adopting SFAS No. 109 was not material to the Company's financial position or results of operations.
  The Company anticipates that its effective income tax rate will be approximately 35% in fiscal 1994. The expected increase from the effective tax rates in prior years is primarily due to the anticipation of a higher percentage of total income being generated in taxable jurisdictions.

LIQUIDITY
AND CAPITAL
RESOURCES

At December 31, 1993, the Company's principal sources of liquidity consisted of $517.5 million in cash and short-term investments and a combined $100 million revolving credit facility with several financial institutions. At December 31, 1993, the Company had no borrowings under the revolving credit facility. Availability of this line of credit is subject to the Company's continued maintenance of certain financial covenants. At December 31, 1993, the Company had outstanding letters of credit of approximately $40.3 million.

                                                 CONNER PERIPHERALS, INC.   13

Management's Discussion and Analysis of Financial
Condition and Results of Operations

  Cash generated from operating activities was approximately $20.2 million in 1993 compared with $269.8 million in 1992 and $83.7 million in 1991. The decrease in cash generated from operating activities in 1993 was primarily due to the Company's net loss of $445.3 million, offset to some extent by an increase in adjustments for non-cash items, including non-cash charges for unusual items totaling $230.4 million. This decrease was partially offset by reductions in accounts receivable and inventory levels and increases in accounts payable and accrued expenses. Accrued expenses at December 31, 1993 include accruals for potential future cash outlays primarily associated with the restructuring actions taken at the end of the third quarter.
  Other significant uses of cash in 1993 included $16 million for the purchase of the 49% minority interest in Conner Peripherals Europe S.p.A. held by the Company's joint venture partner. As of December 31, 1993, Conner Peripherals Europe S.p.A. is a wholly-owned subsidiary of the Company.
  The increase in operating cash flow in 1992 from 1991 was primarily due to an increase in net income adjusted for non-cash expenses and revenues, reduction in inventory levels and growth in accounts payable and accrued expenses, offset to some extent by an increase in accounts receivable.
  In December 1992, the Company acquired Archive, a manufacturer and supplier of removable tape back-up and data storage products, to complement the Company's existing products and markets. Total cash used in connection with the acquisition of Archive was approximately $288 million, net of cash acquired, including cash used to retire Archive debt of approximately $14 million and $90 million in 1993 and 1992, respectively.
  The Company's capital expenditures during 1993 were approximately $102 million compared with $70 million in 1992 and $88 million in 1991. The increase in capital expenditures in 1993 as compared to 1992 and 1991 reflects increased spending on manufacturing assets, in particular, the expansion of the Company's disk media manufacturing facility in California. The Company currently expects to make capital expenditures of approximately $75 million during 1994. These expenditures will be used primarily for manufacturing equipment in support of new product lines and realignment of manufacturing capacity between manufacturing locations. The Company believes that current capital resources and cash generated from operating activities will be sufficient to meet its liquidity and capital expenditure requirements for the foreseeable future.

LITIGATION

The Company and certain officers and directors are defendants in a securities class action lawsuit which purports to represent a class of investors who purchased or otherwise acquired the Company's common stock between January 1992 and May 1993. Certain officers and directors are also defendants in a related shareholders derivative suit. Both complaints seek unspecified damages and other relief. the Company believes there are meritorious defenses to the matters raised and intends to defend the actions vigorously.

  In August 1993, the Company was served with a patent infringement complaint filed by IBM in the United States District Court for the Northern District of California. The complaint alleges that products manufactured by the Company infringe nine patents owned by IBM. In addition, the complaint seeks declaratory relief to the effect that disk drives produced by IBM do not infringe five patents held by the Company and seeks to have such patents declared invalid. The Company answered the complaint, denying all material allegations and counter claiming that IBM disk drives infringesix patents owned by Conner, including the five contained in the IBM complaint. The Company expects that it may engage in cross-licensing negotiations with IBM with a view towards resolving this matter; however, the Company believes that it has meritorious defenses against these allegations and will defend this action vigorously. The Company is unable to predict the outcome of the litigation or ultimate effect, if any, on its operations or financial condition.


14  CONNER PERIPHERALS, INC.

Consolidated Balance Sheets




December 31,                                                         1993         1992
- --------------------------------------------------------------------------------------
(in thousands, except par value and share data)
ASSETS
Current assets:
  Cash, cash equivalents and short-term investments           $   517,547  $   614,527
  Accounts receivable, net                                        333,416      401,128
  Inventory                                                       173,860      264,995
  Deferred income taxes                                            54,944       39,351
  Other                                                            87,348       68,342
                                                              ------------------------
    Total current assets                                        1,167,115    1,388,343

Property, plant and equipment, net                                231,337      231,396
Goodwill and other intangibles, net                                42,944      259,843
Other                                                              22,655       25,125
                                                              ------------------------
                                                              $ 1,464,051  $ 1,904,707
LIABILITIES And                                               ------------------------
STOCKHOLDERS'
EQUITY

Current liabilities:
  Accounts payable                                           $    229,721  $   250,103
  Accrued expenses                                                217,060      180,397
  Current portion of long-term debt                                43,112        5,081
                                                             -------------------------
    Total current liabilities                                     489,893      435,581

Long-term debt, less current portion                              660,606      704,845
Deferred income taxes                                              98,162      115,314
Other                                                               4,009        5,861
Minority interest                                                   2,530       17,070
Commitments and contingencies (Notes 9 and 13)
Stockholders' equity:
  Preferred stock, $0.001 par value; 20,000,000 shares
    authorized, none outstanding                                       --           --
  Common stock and paid-in-capital in excess of
    $0.001 par value; 100,000,000 shares authorized,
    50,565,083 and 48,317,172 shares issued and
    outstanding                                                   242,454      214,325
  Retained earnings/(accumulated deficit)                         (33,603)     411,711
                                                             -------------------------
    Total stockholders' equity                                    208,851      626,036
                                                             -------------------------
                                                              $ 1,464,051  $ 1,904,707
                                                             -------------------------

The accompanying notes are an integral part of these financial statements.


                                              CONNER PERIPHERALS, INC.        15

Consolidated Statements of Operations

Year ended December 31,                                1993          1992         1991
- --------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Net sales                                      $  2,151,672  $  2,238,423  $ 1,598,984
Cost of sales                                     1,913,718     1,779,959    1,282,727
                                               ---------------------------------------
Gross profit                                        237,954       458,464      316,257
                                               ---------------------------------------
Selling, general and administrative                 186,269       152,671      104,428
Research and development                            137,465        94,652       85,007
Amortization of goodwill and other intangibles       22,248            --           --
Unusual items, (income)/expense, net                338,402        57,611       (3,389)
                                               ---------------------------------------
Total operating expenses                            684,384       304,934      186,046
                                               ---------------------------------------
Income/(loss) from operations                      (446,430)      153,530      130,211
Interest expense                                    (51,213)      (46,866)     (23,290)
Other income, net                                    26,667        49,056       18,920
                                               ---------------------------------------
Income/(loss) before income taxes                  (470,976)      155,720      125,841
Benefit/(provision) for income taxes                 25,662       (34,648)     (33,349)
                                               ---------------------------------------
Net income/(loss)                              $   (445,314) $    121,072  $    92,492
                                               ---------------------------------------
Net income/(loss) per share:
        Primary                                $      (9.03) $       2.19  $      1.57
                                               ---------------------------------------
        Fully diluted                          $      (9.03) $       1.89  $      1.54
                                               ---------------------------------------
Weighted average shares:
Primary                                              49,339        55,242       58,863
                                               ---------------------------------------
        Fully diluted                                49,339        74,723       65,252
                                               ---------------------------------------

The accompanying notes are an integral part of these financial statements.


16     CONNER PERIPHERALS, INC.

Consolidated Statements of Cash Flows


Year ended December 31,                                    1993          1992         1991
- ------------------------------------------------------------------------------------------
(in thousands)
Cash flows from operating activities:
  Net income/(loss)                                 $  (445,314)  $   121,072   $   92,492
  Adjustments to reconcile net income/(loss)
  to net cash provided by operating activities:
    Depreciation and amortization                       104,747       77,463       51,138
    Deferred income taxes                               (32,745)     (13,067)      19,435
    Non-cash unusual items                              230,417       57,611      (11,283)
    Gain on sale of Read-Rite Corporation
      common stock                                           --      (22,540)          --
    Loss on asset dispositions                           11,468        5,595        5,238
    Minority interest and other                             720        9,330        7,687
Changes in assets and liabilities, net of effect
of Archive Corporation acquisition:
    Accounts receivable, net                             67,712     (132,401)      29,445
    Inventory                                            91,135       39,362      (60,581)
    Other current assets                                (19,006)     (19,193)     (23,855)
    Other non-current assets                            (20,907)     (18,108)       1,070
    Accounts payable and accrued expenses                31,994      164,654      (27,049)
                                                    -------------------------------------
    Total cash provided by operating activities          20,221      269,778       83,737

Cash flows from investing activities:
  Capital expenditures                                 (102,111)     (69,744)     (87,720)
  Purchases of short-term investments                (1,429,492)  (1,013,148)    (552,932)
  Sales and maturities of short-term investments      1,464,986      795,839      414,699
  Purchase of minority interest                         (16,000)          --           --
  Acquisition of Archive Corporation, net
   of cash acquired                                         --      (181,537)          --
  Acquisition of technology rights                      (2,078)      (28,061)     (14,000)
  Proceeds from sale of Read-Rite Corporation
   common stock                                             --        39,189           --
Acquisition of equity interest, net                         --            --       (4,262)
                                                    -------------------------------------
  Cash used in investing activities                    (84,695)     (457,462)    (244,215)

Cash flows from financing activities:
  Proceeds from long-term debt                           2,782       345,672      348,335
  Repayments of long-term debt                         (10,990)      (24,752)      (4,388)
  Repayments of Archive Corporation
   long-term debt                                      (13,713)      (90,239)          --
  Issuance of common stock                              24,909        17,322       11,325
  Repurchase of common stock                                --      (241,505)          --
  Contribution by minority stockholder                      --         8,000           --
                                                    -------------------------------------
  Cash provided by financing activities                  2,988        14,498      355,272

Net increase (decrease) in cash and cash equivalents   (61,486)     (173,186)     194,794
Cash and cash equivalents at beginning of the year     258,985       432,171      237,377
                                                    -------------------------------------
Cash and cash equivalents at end of the year           197,499       258,985      432,171
Short-term investments                                 320,048       355,542      138,233
                                                    -------------------------------------
    Total cash, cash equivalents and short-term
     investments                                    $  517,547    $  614,527    $ 570,404
                                                    -------------------------------------

The accompanying notes are an integral part of these financial statements.

                                           CONNER PERIPHERALS, INC.           17

Consolidated Statements of Stockholders' Equity

                                                  Common Stock
                                         ----------------------------           Retained           Total
                                                        Par Value and           Earnings           Stock-
                                                      Paid-in-Capital       (Accumulated         holders'
                                         Shares      in excess of par           Deficit)          Equity
- --------------------------------------------------------------------------------------------------------
(in thousands, except share data)
Balance at December 31, 1990         56,773,669          $    405,715      $     198,147    $    603,862
Issuance of common stock
        under various employee
        stock plans                   1,315,628                11,325                --           11,325
Income tax benefit of
        disqualifying dispositions
        of employee stock                    --                 5,146                --            5,146
Net income                                   --                    --            92,492           92,492
                                     -------------------------------------------------------------------
Balance at December 31, 1991         58,089,297               422,186           290,639          712,825
Issuance of common stock
        under various employee
        stock plans                   1,866,677                31,008                --           31,008
Repurchase of common stock,
        at cost                     (11,638,802)             (241,505)               --         (241,505)
Income tax benefit of
        disqualifying dispositions
        of employee stock                    --                 2,636                --            2,636
Net income                                   --                    --           121,072          121,072
                                     -------------------------------------------------------------------
Balance at December 31, 1992         48,317,172               214,325           411,711          626,036
Issuance of common stock
        under various employee
        stock plans                   2,247,911                24,909                --           24,909
Income tax benefit of
        disqualifying dispositions
        of employee stock                    --                 3,220                --            3,220
Net loss                                     --                    --          (445,314)        (445,314)
                                     -------------------------------------------------------------------
Balance at December 31, 1993         50,565,083          $    242,454      $    (33,603)    $    208,851
                                     -------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

18     CONNER PERIPHERALS, INC.

Notes to Consolidated Financial Statements


NOTE 1
THE COMPANY

Conner Peripherals, Inc. ("Company") was incorporated in California in June 1985, and reincorporated in Delaware in September 1992. The Company sells, designs and builds a comprehensive line of information storage solutions products, including disk drives, tape drives, storage management software and storage systems, for a wide range of computer applications.
  During 1993, sales to one customer accounted for approximately 13% of net sales. During 1992, sales to two customers accounted for approximately 15% and 12% of net sales, respectively. During 1991, sales to one customer accounted for approximately 12% of net sales.
  The Company's fiscal year ends on the Saturday nearest to December 31. Results of operations for the year ended in 1993 include 52 weeks. Results of operations for the years ended 1992 and 1991 include 53 weeks and 52 weeks, respectively. The Company reports quarterly results on thirteen-week quarterly periods each ending on the Saturday closest to month-end. For purposes of presentation, the Company has indicated its accounting year as ending on December 31 or the month-end for interim quarterly periods.


SUMMARY OF
SIGNIFICANT
ACCOUNTING
POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Conner Peripherals, Inc. and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition: Revenue from product sales to customers is recognized upon shipment. Revenue from sales to certain distributors is subject to agreements allowing certain rights of return and price protection on unsold merchandise held by those distributors. Accordingly, reserves for estimated future returns, exchanges and credits for price protection are also provided upon shipment.

Warranty Expense: The Company provides for the estimated cost which may be incurred under its various product warranties upon product shipment.

Cash, Cash Equivalents and Short-term Investments: The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Short-term investments consist primarily of certificates of deposit, bankers acceptances, commercial paper, corporate debt, municipal debt and U.S. Government agency debt securities. These investments generally mature within 12 months and are carried at cost, which approximates market.

  During May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), which requires a change in the method used to account for certain investments. FAS 115 will be effective for the Company's fiscal year ending December 31, 1994. The Company has evaluated the implications of the Statement and does not expect it to have a material impact on the Company's financial condition or results of operations.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term investments and trade accounts receivable. The Company places its cash, cash equivalents and short-term investments in a variety of financial instruments such as certificates of deposit, bankers acceptances, commercial paper, corporate debt, municipal debt and U.S. Government agency debt. The Company, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer.
  The Company sells its products to original equipment manufacturers and distributors throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable.

Inventory: Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Equipment and furniture are depreciated using the straight-line method based upon the estimated useful lives of the related assets which range from 2 to 10 years. Leasehold improvements are amortized using the straight-line method based upon the shorter of the estimated useful lives or the lease term of the respective assets. Buildings are depreciated using the straight-line method over the estimated useful life of 25 years.

                                                  CONNER PERIPHERALS, INC.    19

Notes to Consolidated Financial Statements

Goodwill and Other Intangibles: Goodwill represents the excess of the purchase price over the fair market value of net assets acquired in connection with the 1992 acquisition of Archive Corporation (see Note 4). At the end of the quarter ended September 30, 1993, all remaining goodwill pertaining to the acquisition of Archive was written-off (see Note 3). Previous to the write-off, goodwill was being amortized on a straight-line basis over 12 years. Other intangibles primarily include patents and acquired technology, which are being amortized over their estimated useful lives ranging from 2 to 10 years.
  The Company evaluates the recoverability of intangible assets based on future discounted cash flows. Charges for impairment of intangible assets are recorded to the extent unamortized book value of such assets exceed the related future discounted cash flows.

Income Taxes: Effective at the beginning of 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which superseded Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes," under which the Company previously reported. Both statements require the liability method for accounting for income taxes. The current and cumulative effect of adopting this statement were not material to the Company's financial position or results of operations.
  No U.S. federal income taxes are provided on the portion of unremitted earnings of the foreign subsidiaries which are intended to be indefinitely reinvested.

Net Income (Loss) Per Share: Primary and fully diluted net loss per share is computed using the weighted average number of common shares outstanding. Primary net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding. Common equivalent shares consist of stock options (using the treasury stock method). Fully diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding and assuming the conversion, if dilutive, of all outstanding convertible subordinated debentures from the date of issuance for all periods in which they remained outstanding. For purposes of the fully diluted computation, net income is adjusted by the after tax interest expense applicable to the convertible subordinated debentures.

Foreign Currency Translation and Transactions: The Company currently uses the U.S. dollar as the functional currency of its foreign operations. Gains or losses from foreign currency translation are included in the determination of net income. To date, such amounts have been immaterial.

The Company enters into forward exchange contracts and foreign currency options to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions. Gains and losses on these contracts are deferred and offset against losses and gains on the underlying transactions. At December 31, 1993, the Company had approximately $28,000,000 of forward exchanges contracts and $28,000,000 of foreign currency options outstanding.

Presentation: Certain prior year financial statement balances have been reclassified to conform to the 1993 presentations.


20 CONNER PERIPHERALS, INC.

Note 2
Balance Sheet
and Statement
of Operations
Components


December 31,                                              1993                   1992
- -------------------------------------------------------------------------------------
(in thousands)
Accounts receivable:
  Gross receivables                                $   372,846            $   434,820
  Less reserves and allowances                          39,430                 33,692
                                                   ----------------------------------
                                                   $   333,416            $   401,128
                                                   ==================================
Inventories:
  Purchased components                             $    81,620            $   125,261
  Work-in-process                                       37,939                 85,887
  Finished goods                                        54,301                 53,847
                                                   ----------------------------------
                                                   $   173,860            $   264,995
                                                   ==================================
Property, plant and equipment:
  Building                                         $    47,335            $    47,959
  Equipment and furniture                              289,517                276,746
  Leasehold improvements                                60,762                 41,390
  Construction-in-progress                              34,026                 14,774
                                                   ----------------------------------
                                                       431,640                380,869
Less accumulated depreciation and amortization         200,303                149,473
                                                   ----------------------------------
                                                   $   231,337            $   231,396
                                                   ==================================
Goodwill and other intangibles:
  Goodwill                                         $        --            $   169,249
  Intangibles                                           64,003                 98,260
                                                   ----------------------------------
                                                        64,003                267,509
Less accumulated amortization                           21,059                  7,666
                                                   ----------------------------------
                                                   $    42,944            $   259,843
                                                   ==================================
Accrued expenses:
  Accrued employee compensation                    $    33,041            $    24,736
  Accrued income taxes                                  14,298                 26,320
  Accrued warranty costs                                38,299                 36,738
  Accrued restructuring costs                           66,380                     --
  Other liabilities                                     65,042                 92,603
                                                   ----------------------------------
                                                   $   217,060            $   180,397
                                                   ----------------------------------


Year ended December 31,                             1993           1992          1991
- -------------------------------------------------------------------------------------
(in thousands)
Other income, net:
  Interest income                            $    17,700    $    35,050   $    27,566
  Minority interest in joint ventures                649         (6,457)       (2,541)
  Gain on sale of Read-Rite Corporation stock         --         22,540            --
  Other                                            8,318         (2,077)       (6,105)
                                             ========================================
                                             $    26,667    $    49,056   $    18,920
                                             ========================================


NOTE 3
UNUSUAL ITEMS

During 1993, the Company recorded unusual charges totaling $378,702,000, of which $40,300,000 was included in cost of sales and $338,402,000 was charged to unusual items.
  At the end of the third quarter of 1993, the Company recorded a charge of $330,019,000, of which $20,000,000 was charged to cost of sales and $310,019,000 was charged to unusual items. The $20,000,000 charge to cost of sales reflected the cost of the Company's actions to accelerate the end-of-life of certain disk drive products. The $310,019,000 charge included a write-down of goodwill and other intangibles of $212,945,000; a restructuring charge of $78,074,000 for the reduction of excess manufacturing capacity and the streamlining of operations; and, a charge of $19,000,000 for certain contingencies.

                                                 CONNOR PERIPHERALS, INC.     21

Notes to Consolidated Financial Statements


  The write-down of intangible assets totaling $212,945,000 consisted of $180,000,000 of goodwill and $32,945,000 of identified intangibles. The write-off included all of the remaining goodwill associated with the Company's acquisition of Archive Corporation ("Archive") (see Note 4) as of the end of the third quarter. Identified intangibles include certain patents, licenses, trademarks, technology and market data acquired either directly or in connection with the acquisition of Archive. The Company believes that the write-down of these assets was necessitated by the emergence during 1993 of fundamental changes in the storage business, particularly the tape business. These changes had led to lower expectations for revenue growth and gross margins. Both these factors have a direct bearing on the value of intangibles and caused the value of these assets to be permanently impaired based on the related discounted cash flows.

  The restructuring charge of $78,074,000 resulted from the Company's decision to reduce excess manufacturing capacity to a level more consistent with sustainable demand and to streamline operations and administrative processes to reduce the Company's cost structure. This charge also included costs to further integrate and reduce sales, general and administrative and research and development activities of both the disk and tape drive operations. The $78,074,000 was comprised of $27,496,000 for facilities related expenses, $17,472,000 for write-off of certain assets and $33,106,000 for employee headcount reductions and other miscellaneous items.

  During the first and second quarters of 1993, the Company recorded special charges totaling $48,683,000, of which $20,300,000 was charged to cost of sales and $28,383,000 was charged to unusual items. These charges reflected the cost of the Company's actions to accelerate the phase-out of certain disk drive products, consolidate headcount and facilities in response to increased productivity and lower short-term production levels and to further integrate the tape drive operations. The $28,383,000 charge included in unusual items was comprised of approximately $17,400,000 for property, plant and equipment related expenses and $10,983,000 for employee headcount reductions and other miscellaneous items.

  In December 1992, in connection with the acquisition of Archive, the Company recorded a nonrecurring charge of $57,611,000 representing the fair value of acquired research and development projects in-process at the date of acquisition.

  During the fourth quarter of 1991, the Company took several actions to streamline operations, contain costs and reposition manufacturing activities. These actions included a world-wide reduction in work force and the sale of the Company's headstack assembly operations in Malaysia to Read-Rite Corporation. These actions resulted in a net reduction to operating expenses of approximately $3,389,000.

NOTE 4
ACQUISITION
OF ARCHIVE
CORPORATION


  In December 1992, the Company acquired all of the outstanding stock of Archive Corporation, a manufacturer and supplier of removable tape back-up and data storage products, for approximately $202,000,000, including cash of approximately $185,000,000, conversion of outstanding stock options and transaction costs. In addition, the Company assumed approximately $104,000,000 of Archive debt, all of which had been repaid as of December 31, 1993. The transaction has been accounted for as a purchase, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. The excess of the purchase price over the fair market value of the net tangible assets acquired was initially estimated at approximately $287,860,000.

  During 1993, the Company revised the estimates of certain reserves and accruals established in connection with the purchase accounting which increased the excess of the purchase price over the fair market value of net tangible assets acquired to $303,893,000, of which $57,611,000 was allocated to in-process research and development, $55,000,000 was allocated to various intangibles including technology, software, patents and trademarks and the remaining $191,282,000 was allocated to goodwill. During the third quarter of 1993, the Company wrote-off the remaining unamortized goodwill and certain other intangibles due to impairment resulting from changes in the storage business (see Note 3). The consolidated statement of operations for the year ended December 31, 1992 includes a charge of $57,611,000 ($35,719,000 net of tax) for in-process research and development purchased in connection with the acquisition. Operations of Archive subsequent to the date of acquisition through December 31, 1992 were not material and have not been included in the consolidated statement of operations for the year ended December 31, 1992.

22   CONNOR PERIPHERALS, INC.

  The following unaudited pro forma information reflects the results of operations for the years ended December 31, 1992 and 1991 as if the acquisition of Archive had occurred as of the beginning of 1991, and after giving effect to certain adjustments, including amortization of goodwill and other intangibles, discontinuation of certain product lines, lost interest income, reduction of interest expense on retired debt, accounting conformance and related income tax effects. The pro forma information excludes the effects of the nonrecurring charge of $57,611,000 for in-process research and development. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of 1991 or of operating results which may occur in the future.


Year ended December 31,                                                      1992            1991
- -------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)                                          (Unaudited)
Net sales                                                             $ 2,590,635     $ 1,910,483
Net income                                                            $   157,804     $    30,761
Earnings per share                                                    $      2.36     $      0.52


NOTE 5
SUPPLEMANTAL
CASH FLOW
INFORMATION

Year ended December 31,                                       1993           1992            1991
- -------------------------------------------------------------------------------------------------
(in thousands)
Cash paid during the year for:
  Interest, net of $1,682
    capitalized in 1991                                    $49,896    $    40,506     $    18,374
        Income taxes, net of refunds
                amounting to $4,341 in 1993                 15,846         17,218          23,546

Non-cash investing and financing activities:
        Capital lease obligations                               --             --             742
        Fair market value of common stock of
                Read-Rite Corporation acquired on
                sale of the Headstack operations                --             --          16,649
        Fair market value of Archive assets
                acquired, including goodwill                    --        306,485              --
        Debt assumed                                            --       (104,000)             --


NOTE 6
INVESTMENT IN
JOINT VENTURES


In August 1993, the Company executed an agreement ("Agreement") with Olivetti, S.p.A. ("Olivetti") under which the Company purchased for $16,000,000 the 49% minority interest owned by Olivetti in Conner Peripherals Europe, S.p.A. ("CPE"), the Company's majority-owned subsidiary located in Italy. The Company is also obligated to make additional payments to Olivetti should earnings of CPE during the three years ending December 31, 1996 exceed certain amounts. Under the Agreement, Olivetti has agreed that if certain performance conditions are met, it will purchase at least 70% of its requirements for disk drives from the Company during the same three-year period.
  In September 1992, the Company entered into a contract with Shenzhen CPC, a subsidiary of China Electronics Corporation, to establish a joint venture in Shenzhen, People's Republic of China, for manufacture and distribution of disk drives. The Company holds a 60% interest in the joint venture. In January 1994, the Company agreed, subject to certain regulatory approvals, to increase its ownership in the joint venture to 90%.

                                                   CONNOR PERIPHERALS, INC.   23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7
INCOME TAXES

Income (loss) before income taxes includes $(148,738,000), $185,708,000, and $118,065,00 of income (loss) relating to non-U.S. operations for 1993, 1992 and 1991, respectively.
  The provision (benefit) for income taxes includes:

Year ended December 31,                       1993          1992         1991
- -----------------------------------------------------------------------------
(in thousands)
Current:
  Federal                                $   1,902    $   24,607    $   6,067
  State                                        142         5,657        1,962
  Foreign                                    5,039        17,451        5,885
                                         ------------------------------------

                                             7,083        47,715       13,914
                                         ------------------------------------
Deferred:
  Federal                                  (27,848)       (8,700)      14,385
  State                                     (4,897)       (4,367)       5,050
                                          -----------------------------------

                                           (32,745)      (13,067)      19,435
                                         ------------------------------------
  Total                                  $ (25,662)   $   34,648    $  33,349
                                         ====================================




Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax liabilities (assets) are comprised of the following:

December 31,                                      1993             1992
- -------------------------------------------------------------------------
(in thousands)
Inventory valuation                           $ (13,552)      $  (14,137)
Depreciation and amortization                    (9,781)          (2,486)
Accounts receivable reserves                    (15,030)         (13,753)
Accrued expenses and other                      (41,178)         (17,543)
Net operating loss and tax credit
carryforwards                                   (69,491)         (56,151)
                                              ---------------------------
                                               (149,032)        (104,070)
                                              ---------------------------
Unremitted earnings of foreign subsidiaries     138,459          132,286
Technology and other intangibles                 13,328           23,180
State income taxes                                6,846            2,519
                                              ---------------------------
                                                158,633          157,985
                                              ---------------------------
Valuation reserves                               33,617           22,048
                                              ---------------------------
        Total                                 $  43,218       $   75,963
                                              ---------------------------

A reconciliation of the income tax provision (benefit) computed by applying the domestic federal statutory rate to pretax income, to the recorded provision (benefit) for income taxes follows:

Year ended December 31,                                                 1993            1992            1991
- -------------------------------------------------------------------------------------------------------------
(in thousands)
Provision/(benefit) at statutory rate                                  (35.0%)           34.0%          34.0%
Differences between United States and foreign taxes
        and limitations on the benefits of foreign losses               12.6            (13.0)          (9.3)
State taxes, net of federal benefit                                     (0.7)             0.6            3.7
Goodwill                                                                13.7                _              _
Change in federal valuation reserve                                      1.9                _              _
Impact of rate change                                                    0.3                _              _
Other                                                                    1.8              0.7           (1.9)
                                                                      ---------------------------------------
                                                                        (5.4%)           22.3%          26.5%
                                                                      =======================================

24   CONNER PERIPHERALS, INC.

At December 31, 1993, the Company has net operating loss carryforwards of approximately $150,000,000, expiring 1995 through 2007, relating to preacquisition operations of Archive and its subsidiaries. The majority of these losses were generated in years that have not yet been examined by the Internal Revenue Service ("IRS"). These losses may be used to offset taxable income, subject to an annual maximum of approximately $12,000,000, in future years. For financial reporting purposes, at the time of acquisition, the Company recognized tax benefits relating to a portion of these losses to reduce goodwill and established valuation reserves of $22,048,000 relating to the remaining losses. Benefits of such remaining losses, if realized, would be used to reduce the remaining balance of other intangibles relating to the Archive acquisition. During 1993, the Company increased the valuation reserves relating to these losses to reflect changes in management's judgment regarding the realization of these losses.
     At December 31, 1993, the Company has alternative minimum tax credit carryforwards of approximately $6,000,000, which, subject to certain restrictions, are available to reduce taxes on future taxable income without any time limitations.
     The Company enjoys tax holidays in Singapore and Malaysia with respect to the manufacture of disk drives, which expire in 1997 and 1995, respectively, subject to certain extensions and post-holiday benefits. Tax holidays for the manufacture of tape drives in Singapore expired in June 1993. The net impact of these tax holidays was to reduce the net loss by approximately $3,000,000 ($0.06 per share fully diluted) in 1993, increase net income by approximately $27,800,000 ($0.37 per share fully diluted) in 1992, and increase net income by approximately $12,200,000 ($0.19 per share fully diluted) in 1991.
     At December 31, 1993, the Company had not provided U.S. federal and state income taxes of approximately $65,000,000 on cumulative unremitted earnings of its consolidated foreign subsidiaries and approximately $28,000,000 on cumulative preacquisition unremitted earnings of Archive's consolidated foreign subsidiaries, which are intended to be indefinitely reinvested.
     The IRS is currently reviewing Conner Peripherals' federal income tax returns for 1989 and 1990 and Archive and its subsidiaries' federal income tax returns for 1985 through 1989. Management believes that the ultimate outcome of these reviews will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 8
LONG-TERM
DEBT AND LINES
OF CREDIT

December 31,                                                                 1993            1992
- --------------------------------------------------------------------------------------------------
(in thousands)
Convertible subordinated debentures, 6.75%, due 2001,
        convertible into 7,931,035 shares of common stock             $    230,000       $ 230,000
Convertible subordinated debentures, 6.5%, due 2002,
        convertible into 14,375,000 shares of common stock                 345,000          345,000
Senior unsecured notes, 8.84%, and 9.08%, due through 1998                 105,000          105,000
Senior unsecured note, 12%, due through 1994                                 9,000           10,500
Italian Lire debentures and notes, 7% to 7.38%,
        due through 2000                                                    13,628           16,071
Capitalized lease obligations                                                1,090            3,355
                                                                      -----------------------------
                                                                           703,718          709,926
Less current portion                                                        43,112            5,081
                                                                      -----------------------------
                                                                      $     660,606      $  704,845
                                                                      =============================

During 1993, the Company modified certain terms of the senior unsecured notes. Under the modified terms, in exchange for revising certain financial covenants, the Company agreed to increase the interest rates of the notes by half a percent for periods commencing from October 1, 1993 and ending the earlier of March 31, 1995 or the due dates of the notes.
     Based upon quoted market prices, the fair value of the convertible subordinated debentures was approximately $512,325,000 at December 31, 1993. The estimated fair value of the Company's other long-term debt was approximately $144,737,000 at December 31, 1993. The fair values of debt for which quoted prices were not available has been determined based upon interest rates available to the Company for issuance of debt with similar terms and remaining maturities.

                                                   CONNER RERIPHERALS, INC.   25

Notes to Consolidated Financial Statements


     At December 31, 1993, future minimum principal payments on long-term debt and capitalized lease obligations were as follows:

Year ended December 31,
- --------------------------------------------------
(in thousands)
1994                                $       43,112
1995                                        34,092
1996                                        33,778
1997                                         6,854
1998                                         6,987
Thereafter                                 578,895
                                    --------------
                                    $      703,718
                                    ==============

On December 23, 1993, the Company entered into a revolving credit facility agreement ("Agreement") with a group of banks allowing borrowings of up to $100,000,000 through December 31, 1995. Borrowings under the revolving credit facility carry interest at the banks' prime rate or, at the option of the Company, at an interbank offered rate (as defined in the Agreement). The Agreement provides for a commitment fee. As of December 31, 1993, the Company had no borrowings under the revolving credit facility. At December 31, 1993, the Company had outstanding letters of credit of approximately $40,300,000.
     The revolving credit facility and senior unsecured notes prohibit the payment of cash dividends and require the maintenance of various financial covenants. Without the prior consent of the lenders, the Company is also prohibited from incurring debt and lease commitments in excess of specified amounts or entering into acquisition, sale of business, merger or joint venture agreements in excess of certain amounts. At December 31, 1993, the Company was in full compliance with all covenants and conditions.

NOTE 9
LEASE
COMMITMENTS

     The Company leases certain property, facilities and equipment under non-cancelable operating leases and certain equipment under capitalized leases. The terms of the leases for property, facilities and equipment expire over the next 2 years with renewal options in certain instances.
     Future minimum lease payments under capitalized and non-cancelable operating leases as of December 31, 1993 are as follows:

                                             Capital         Operating
Year ended December 31,                       leases            leases
- ----------------------------------------------------------------------
(in thousands)
1994                                         $  821         $   23,273
1995                                            283             12,266
1996                                            128              7,348
1997                                             12              6,347
1998                                              _              5,996
Thereafter                                        _             21,595
                                             -------------------------
Total minimum payments                        1,244         $   76,825
                                                            ----------
Less imputed interest                           154
                                             ------
Present value of payments under capital
 leases                                       1,090
Less current portion                            744
                                             ------
Long-term lease obligations                  $  346
                                             ======

Rent expense for all operating leases was approximately $24,446,000 in 1993, $15,958,000 in 1992, and $16,855,000 in 1991.

26   CONNER PERIPHERALS, INC

NOTE 10
EMPLOYEE
BENEFIT
PLANE

Incentive Stock Plans: In 1986, the Company adopted the 1986 Incentive Stock Plan ("Plan"). The Plan provides for the issuance of non-transferable stock options to employees of the Company and non-statutory stock options and stock purchase rights to directors, employees and consultants of the Company. The Company has never issued any stock purchase rights. A total of 18,500,000 shares of common stock have been reserved for issuance of options and stock purchase rights under the Plan. At December 31, 1993, 5,255,238 shares were available for future grants of options and stock purchase rights under the Plan.
     Stock options are granted at prices of not less than 100% of the fair market value of the common stock at the time of grant, except that stock options granted to any employee who owns stock representing more than 10% of total voting power must have an exercise price of not less than 110% of fair market value. Options granted under the Plan prior to July 1992 expire five years after the date of grant and vest over a period of four years. In July 1992, the Plan was amended to provide an expiration period for subsequent stock grants to 10 years from the date of grant.
     On December 29, 1992, upon completion of the acquisition of Archive, the Company assumed the obligations existing under Archive's Incentive Stock Option and Restricted Stock Purchase Plans ("Archive Plans"). Effective on that date, the Company converted existing options to purchase Archive common stock under the Archive Plans into an equivalent number of options to purchase the Company's common stock. A total of 1,125,000 shares of the Company's common stock were reserved for issuance of options of which 1,059,258 were issued upon the conversion. These options expire at various times through 2002.
     The following table summarizes stock option activity under the Plan and Archive Plans:

Year ended December 31,                                      1993                    1992                    1991
- -----------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year                8,592,493               5,510,468               4,666,995
Granted                                                 3,292,099               3,213,825               2,073,763
Conversion of the Archive Plans                                 _               1,059,258                       _
Exercised ($0.05 per share to $26.88 per share)        (1,329,620)               (868,619)               (840,018)
Canceled                                               (2,025,205)               (322,439)               (390,272)
                                                        ---------------------------------------------------------
Options outstanding at end of the year                  8,529,767               8,592,493               5,510,468
                                                        ---------------------------------------------------------
Options exercisable at end of the year                  3,547,071               2,871,736               1,820,837
Range of exercise price of outstanding options
        at end of the year                           $        5.19          $        5.00           $        0.15
                                                     $       26.88          $       26.88           $       26.88

A total of 3,572,286 non-statutory stock options were outstanding at December 31, 1993.

Restricted Stock Plan: In 1992, the Company's stockholders approved the adoption of the 1992 Restricted Stock Plan ("Restricted Plan"). A total of 1,000,000 shares of common stock are reserved for issuance under the Restricted Plan. The aggregate fair value of the shares granted under the Restricted Plan is considered unearned compensation at the time of grant and compensation is earned ratably over the vesting period of seven years. Charges to income for the Restricted Plan during 1993 and 1992 were approximately $1,073,000 and $514,000, respectively. At December 31, 1993, 440,000 shares have been issued under the Restricted Plan.

Employee Stock Purchase Plan: In 1988, the Company adopted an Employee Stock Purchase Plan ("Purchase Plan"). A total of 3,000,000 shares of common stock are reserved for issuance under the Purchase Plan. Shares may be purchased by participants at the lower of 85% of the fair market value of the common stock at the beginning or end of each six-month offering period. Shares are to be purchased from payroll deductions which are limited to 15% of an employee's compensation. At December 31, 1993, 2,601,175 shares have been issued under the Purchase Plan.

Profit Sharing Plan: The Company has a profit sharing plan which provides for additional compensation to all employees of the Company with the exception of certain marketing and sales personnel who are compensated on a commission basis and certain non-U.S. employees. The additional compensation is determined on a quarterly basis, based upon a percentage of the amount of operating profit in excess

                                                   CONNER PERIPHERALS, INC.   27

Notes to Consolidated Financial Statements

of a stipulated return on equity. As a result of operating losses incurred in 1993, the Company did not distribute profit sharing or record charges to income relating to profit sharing. Charges to income for the profit sharing plan during 1992 and 1991 were approximately $14,686,000 and $2,225,000, respectively, which have been included in selling, general and administrative costs.

401(k) Savings Plan: In 1990, the Company adopted a 401(k) savings plan ("Savings Plan") covering substantially all of its U.S. employees. Under the Savings Plan, eligible employees may contribute up to 15% of their compensation to the Saving Plan with the Company matching participant's contributions up to $250 per employee per year at the rate of 50% of the employee contribution. Both the participant's and the Company's contributions are fully vested. To date, the Company's contributions have not been material.

NOTE 11
REPURCHASE OF
COMMON STOCK

As of December 31, 1991, Compaq Computer Corporation ("Compaq") owned approximately 21% of the outstanding common stock of the Company. In August 1992, the Company repurchased 11,638,802 shares of the Company's common stock from Compaq representing substantially all of Compaq's equity interest in the Company.

NOTE 12
FOREIGN
OPERATIONS

The Company operates in one industry segment (see Note 1). The following is a summary of the Company's operations:

                                                   1993            1992            1991
- ---------------------------------------------------------------------------------------
(in thousands)
Sales to third party customers:
United States:
        Customers in United States          $   997,764     $   867,916     $   581,400
        Customers in Europe & Asia              859,447         892,506         488,032
                                        -----------------------------------------------
                                              1,857,211       1,760,422       1,069,432
                                        -----------------------------------------------
Asia                                            193,257         326,502         436,276
Europe                                          101,204         151,499          93,276
                                        -----------------------------------------------
                                              2,151,672       2,238,423       1,598,984
                                        -----------------------------------------------
Intercompany sales between geographic
 areas:
United States                                   285,250          74,579          85,327
Asia                                          1,426,370       1,388,617       1,046,122
Europe                                           98,007         106,037          80,931
                                         ----------------------------------------------
                                              1,809,627       1,569,233       1,212,380
                                         ----------------------------------------------
Consolidation eliminations                   (1,809,627)     (1,569,233)     (1,212,380)
                                         ----------------------------------------------
Net sales                                   $ 2,151,672     $ 2,238,423     $ 1,598,984
                                         ==============================================
Operating income:
United States                               $  (295,722)    $    (3,287)    $     8,765
Asia                                            (88,303)        119,348         108,279
Europe                                          (62,405)         37,469          13,167
                                         ----------------------------------------------
                                            $  (446,430)    $   153,530     $   130,211
                                         ==============================================
Identifiable assets:
United States                               $   577,962     $   815,382     $   306,257
Asia                                            313,319         404,506         390,613
Europe                                           55,223          70,292          67,264
                                         ----------------------------------------------
                                                946,504       1,290,180         764,134

General corporate assets                        517,547         614,527         570,404
                                         ----------------------------------------------
        Total assets                        $ 1,464,051     $ 1,904,707     $ 1,334,538
                                         ==============================================

28   CONNER PERIPHERALS, INC

Intercompany sales are accounted for at prices intended to approximate those that would be charged to unaffiliated customers. At December 31, 1993 and 1992, foreign liabilities (excluding intercompany balances) were $273,288,000 and $280,053,000, respectively.

NOTE 13
LITIGATIOR

The Company and certain officers and directors are defendants in a securities class action lawsuit which purports to represent a class of investors who purchased or otherwise acquired the Company's common stock between January 1992 and May 1993. Certain officers and directors are also defendants in a related shareholders derivative suit. Both complaints seek unspecified damages and other relief. the Company believes there are meritorious defenses to the matters raised and intends to defend the actions vigorously.
     In August 1993, the Company was served with a patent infringement complaint filed by IBM in the United States District Court for the Northern District of California. The complaint alleges that products manufactured by the Company infringe nine patents owned by IBM. In addition, the complaint seeks declaratory relief to the effect that drives produced by IBM do not infringe five patents held by the Company and seeks to have such patents declared invalid. The Company answered the complaint, denying all material allegations and counter claiming that IBM disk drives infringe six patents owned by Conner, including the five contained in the IBM complaint. The Company expects that it may engage in cross-licensing negotiations with IBM with a view towards resolving this matter; however, the Company believes that it has meritorious defenses against these allegations and will defend this action vigorously. The Company is unable to predict the outcome of the litigation or ultimate effect, if any, on its operations or financial condition.

Report of Independent Accountents

To the Board of Directors and
Stockholders of Conner Peripherals, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Conner Peripherals, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in Note 13, the Company is a defendant in a lawsuit alleging infringement of certain patents. The Company is unable to predict the outcome of the litigation or ultimate effect, if any, on its operations or financial condition.

/s/ PRICE WATERHOUSE
PRICE WATERHOUSE
San Jose, California
January 20, 1994

                                                   CONNER PERIPHERALS, INC.   29

Report of Management


Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Conner management. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.
    Conner maintains an effective internal control structure. It consists, in part, of organizational arrangements which clearly define lines of responsibility and comprehensive systems of review and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management's authorization, that they are appropriately recorded, in conformity with generally accepted accounting principles and that they adequately safeguard, verify and maintain accountability of assets. In order to assure an effective internal control system, we carefully select and train our employees, develop and disseminate written policies and procedures and foster an environment conducive to the effective functioning of controls. We believe that it is essential for the Company to conduct its business affairs in accordance with the highest ethical standards.
     The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board, the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, with our internal auditors, as well as with Conner management, to review accounting, auditing, internal control structure and financial reporting matters.
     Price Waterhouse, independent accountants, are retained to examine
Conner's financial statements. Their accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.

/s/DAVID T. MITCHELL       /s/P. JACKSON BELL

David T. Mitchell          P. Jackson Bell
President and              Executive Vice President
Chief Operating Officer    and Chief Financial Officer



30   CONNER PERIPHERALS, INC.

Corporate Directory

EXECUTIVE
OFFICERS AND
DIRECTORS

Finis F. Conner
Chairman of the Board of Directors
and Chief Executive Officer

William J. Schroeder
Vice Chairman and Director

David T. Mitchell
President, Chief Operating Officer
and Director

John P. Squires
Executive Vice President of Research
and Development and Director

P. Jackson Bell
Executive Vice President
and Chief Financial Officer

William S. Anderson/1/,/2/
Director

Roger S. Penske
Director


Mark Rossi/1/,/2/
Director

Linda Wertheimer Hart/1/,/2/
Director

Ambassador
L. Paul Bremer, III/2/
Director

/1/ Member of the Audit Committee
/2/ Member of the Compensation Committee

LEGAL COUNSEL

Wilson, Sonsini, Goodrich & Rosati, P.C.
Palo Alto, CA

INDEPENDENT ACCOUNTANTS

Price Waterhouse
San Jose, CA

REGISTRAR AND TRANSFER AGENT

The First National Bank of Boston
Boston, MA
Bank of Boston stockholder services inquiry number 1-800-442-2001.

ANNUAL MEETING

The annual meeting of stockholders of Conner Peripherals, Inc. will be held at 10:00 a.m. on April 19, 1994, at the Fairmont Hotel at the Fairmont Plaza located at 170 S. Market Street, San Jose, California 95113. All Conner stockholders are encouraged to attend.

For additional copies of this annual report, contact the Investor Relations Department, Conner Peripherals, Inc., 3081 Zanker Road, San Jose, California 95134-2128.

FORM 10-K

A copy of the Company's Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon written request to the Investor Relations Department, Conner Peripherals, Inc., 3081 Zanker Road, San Jose, California 95134-2128.

MARKET PRICE OF COMMON STOCK

The Company's common stock is traded on the New York Stock Exchange under the symbol "CNR." The following table shows the high and low closing sales prices for the Common Stock of the Company for the periods indicated, as reported by the New York Stock Exchange Composite Tape.

1993                                 High     Low
- ---------------------------------------------------
Quarter ended March 31, 1993        24 3/8   13 1/2
Quarter ended June 30, 1993         13 5/8    9 1/4
Quarter ended September 30, 1993    13 0/0    9 1/4
Quarter ended December 31, 1993     14 5/8    9 1/4
1992                                 High     Low
- ---------------------------------------------------
Quarter ended March 31, 1992        21 3/8   15 5/8
Quarter ended June 30, 1992         23 1/2   17 1/2
Quarter ended September 30, 1992    22 0/0   16 7/8
Quarter ended December 31, 1992     22 5/8   18 1/2

The Company has not paid cash dividends on its common stock and does not plan to pay cash dividends to its stockholders in the near future. The Company presently intends to retain its earnings to finance further growth of its business.

As of December 31, 1993, the Company had 2,713 stockholders of record.

Conner Peripherals, Inc.
3081 Zanker Road
San Jose, CA 95134-2128
408-456-4500









1994 Conner Peripherals, Inc.  Printed in U.S.A. 63K