Form 10-K405, Exhibit 13
CONNER PERIPHERALS INC
filed 1995-03-30
CIK 792397

                                                   EXHIBIT 13.1
                                                   ------------

Financial Contents

--------------------------------------------------------------------------------
Selected Financial Data                                                 Thirteen
Management's Discussion and Analysis of Financial Condition
    and Results of Operations                                           Fourteen
Consolidated Balance Sheets                                           Twenty Two
Consolidated Statements of Operations                               Twenty Three
Consolidated Statements of Cash Flows                                Twenty Four
Consolidated Statements of Stockholders' Equity                      Twenty Five
Notes to Consolidated Financial Statements                            Twenty Six
Report of Independent Accountants                                    Thirty Nine
Report of Management                                                       Forty
--------------------------------------------------------------------------------

Selected Financial Data

Year Ended December 31,                                           1994            1993           1992           1991           1990
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Net sales                                                    $2,365,152     $2,151,672     $2,238,423     $1,598,984     $1,337,593
Gross profit                                                 $  468,649     $  237,954     $  458,464     $  316,257     $  328,211
Income/(loss) from operations/1/                             $  166,564     $ (446,430)    $  153,530     $  130,211     $  172,732
Net income/(loss)                                            $  109,687     $ (445,314)    $  121,072     $   92,492     $  130,052
Net income/(loss) per share:
    Primary                                                  $     2.10     $    (9.03)    $     2.19     $     1.57     $     2.51
    Fully diluted                                            $     1.77     $    (9.03)    $     1.89     $     1.54     $     2.41
Total assets                                                 $1,461,429     $1,464,051     $1,904,707     $1,334,538     $  880,468
Long-term debt, less current portion                         $  627,059     $  660,606     $  704,845     $  367,916     $   36,731


Summary Quarterly Data--Unaudited

                                           Dec. 31  Sept. 30      June 30    Mar. 31      Dec. 31    Sept. 30    June 30    Mar. 31
Quarter Ended                                 1994      1994         1994       1994         1993        1993       1993       1993
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Net sales                                 $591,611  $559,504     $650,079   $563,958     $574,449   $ 528,358   $490,575   $558,290
Gross profit                              $ 97,426  $101,181     $142,227   $127,815     $ 87,872   $  20,981   $ 38,581   $ 90,520
Income/(loss) from operations/2/          $ 42,546  $ 21,735     $ 57,400   $ 44,883     $ 15,510   $(381,608)  $(51,765)  $(28,567)
Net income/(loss)                         $ 44,183  $ 10,230     $ 31,470   $ 23,804     $  8,455   $(372,400)  $(58,825)  $(22,544)
Net income/(loss) per share:
    Primary                               $   0.84  $   0.20     $   0.60   $   0.46     $   0.17   $   (7.54)  $  (1.19)  $  (0.46)
    Fully diluted                         $   0.66  $   0.20     $   0.50   $   0.40     $   0.17   $   (7.54)  $  (1.19)  $  (0.46)

/1/ Income/(loss) from operations includes unusual charges (credits) of $(33,019,000), $378,702,000 and $57,611,000 in 1994, 1993 and 1992,
    respectively (see Note 4 to consolidated financial statements).

/2/ Income/(loss) from operations includes unusual charges (credits) of $(33,019,000), $330,019,000, $12,300,000 and $36,383,000 for the quarters ended December 31, 1994, September 30, 1993, June 30, 1993 and March 31, 1993, respectively (see Note 4 to consolidated financial statements).

                                    ------
                                   Thirteen

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table sets forth items in the Company's Consolidated Statements of Operations for each of the last three years ended December 31, 1994, as a percent of net sales.


Year Ended December 31,                           1994        1993        1992
--------------------------------------------------------------------------------
Net sales                                        100.0%      100.0%      100.0%
Cost of sales                                     80.2        88.9        79.5
                                                 -------------------------------
Gross profit                                      19.8        11.1        20.5
                                                 -------------------------------
Selling, general and administrative                8.0         8.7         6.8
Research and development                           5.5         6.4         4.2
Amortization of goodwill and other
  intangibles                                      0.7         1.0          --
Unusual items                                     (1.4)       15.7         2.6
                                                 -------------------------------
Income/(loss) from operations                      7.0       (20.7)        6.9
Other income/(expense), net                       (0.5)       (1.2)        0.1
                                                 -------------------------------
Income/(loss) before income taxes                  6.5       (21.9)        7.0
Benefit/(provision) for income taxes              (1.9)        1.2        (1.6)
                                                 -------------------------------
Net income                                         4.6%      (20.7)%       5.4%
                                                 ===============================


Overview

The Company returned to profitability in 1994 with net income of $109.7 million. This represents a significant turnaround as compared with the net loss reported in 1993 of $445.3 million. The Company believes that the significant improvement in operating results was due in part to the actions taken at the end of 1993 to lower its cost structure, improve the efficiency and effectiveness of new product launch operations, re-align its manufacturing capacity with demand and improve asset utilization. The Company believes that these actions have generally been successful and have contributed to its improvement in operating results in 1994. Results of operations for 1994 also include a gain of $22.3 million ($13.2 million net of taxes) on the sale of Read-Rite Corporation common stock and a net credit to operating income of $33 million ($32.7 million net of taxes) as discussed below under "Other Income and Unusual Items."

The net loss of $445.3 million reported in 1993 was due primarily to two principal causes. First, the margin the Company earned on sales of products, primarily disk drives, came under tremendous pressure during 1993 and fell to 11.1% from 20.5% in 1992. The Company believes this deterioration of margins resulted from pricing pressures caused by a combination of: (1) industry-wide overcapacity and a rapid shift in customer demand toward drives with capacities greater than 200 megabytes, and (2) cost pressures caused by aging inventories with higher unit costs. The second, and more significant cause, was the impairment of goodwill and other intangibles and the Company's decision to take various restructuring actions designed to put the Company on a more competitive footing and return it to profitability. The combination of these actions resulted in charges to income in 1993 of $378.7 million.

As a result of changing business conditions and modifications of some of its operating plans, the results of fiscal 1994 include as part of pretax income the reversal of $38 million in restructuring reserves established during 1993. This amount and the unusual charges taken in 1993 are described in more detail below under "Gross Profit and Unusual Items."

Acquisitions

During 1994, the Company's then wholly-owned subsidiary, Arcada Software, Inc. ("Arcada") acquired Quest Development Corporation ("Quest") for $8.5 million in cash and issuance of shares representing approximately 22% ownership interest in Arcada. Arcada is engaged in developing, producing and marketing software products for data storage management. The effect of the acquisition of Quest was not material to the Company's financial condition or results of operations with the exception of the write-off of in-process research and development of $5 million included in "Unusual Items."

During 1994, the Company increased its ownership interest in its joint venture, Conner Shenzhen Peripherals Company

                                    ------
                                   Fourteen

Ltd., located in Shenzhen, People's Republic of China, from 60% to 90% for $7 million of which $5 million was paid during 1994. During 1993, the Company purchased for $16 million the remaining 49% minority interest owned by Olivetti, S.p.A. in Conner Peripherals Europe, S.p.A. ("CPE"), the Company's majority-owned subsidiary located in Italy. In connection with the acquisition, Olivetti committed to purchase certain minimum quantities of the Company's products, subject to certain conditions, for a period of three years. These acquisitions had no material impact to the Company's financial condition or results of operations.

In December 1992, the Company acquired all of the outstanding stock of Archive Corporation ("Archive"), a manufacturer and supplier of tape back-up and data storage products, for approximately $306 million, including debt assumed. Operations of Archive subsequent to the acquisition date through December 31, 1992, were not material and were not included in the Company's consolidated results of operations in 1992 except for the write-off of in-process research and development as described under "Unusual Items." Operations of Archive have been included in the Company's consolidated results of operations since the beginning of 1993.

Sales

The Company's net sales totaled $2.4 billion in 1994 compared with $2.2 billion in 1993 and 1992. The increase in 1994 net sales over 1993 was primarily due to an increase in unit shipments of disk drives and a more favorable product mix towards the Company's newer, higher capacity disk drives, offset to some extent by lower average unit prices. Unit volume ship ments of disk drives increased approximately 15% in 1994, primarily on the strength of demand for the Company's Filepro 210 and 420 megabyte disk drives. Average unit prices declined as the average price per megabyte of disk drive capacity continued to decline throughout the industry. The Company's average price per megabyte of disk drive capacity declined to $0.41 in 1994 from $0.81 in 1993. However, in 1994 the decline in average unit prices stabilized to more normal levels, reversing the trend of severe price erosion experienced in 1993.

Net sales from tape products increased modestly in 1994 as compared to 1993 as a significant increase in unit volume shipments was substantially offset by changes in product mix, the phase-out of certain older products, as well as lower average unit prices due to competitive pricing pressures experienced within the tape drive industry.

The Company's net sales of $2.2 billion in 1993 were approximately equal with 1992. Net sales in 1993, however, included the operations of Archive. As such, the increase in 1993 net sales resulting from the acquisition of Archive was largely offset by a decline in net sales of disk drives due to a decline in unit volume shipments and a substantial decline in average unit selling prices as compared to 1992. The decline in unit volume shipments was due to a disruption in sales resulting from the termination of the Company's exclusive distribution relationship with its European master distributor and disruptions in sales associated with the timing of certain new product introductions. The Company believes that severe price erosion was experienced throughout the disk drive industry during 1993.

In 1992, the Company's net sales of disk drives of $2.2 billion represented a 40% increase over 1991. The annual growth in net sales of disk drives was driven by a 62% increase in unit volume shipments and an improved product mix, offset somewhat by a decrease in average unit selling prices.

In 1994, international sales accounted for approximately 48% of total sales compared to 54% in 1993 and 61% in 1992. The decrease in the international sales mix in 1994 was primarily due to a 7% decline in sales of Disk products into the European market, offset slightly by higher sales of Tape products in Europe and Asia, while domestic sales increased across each of the Company's product lines a combined 23%. The decrease in disk drive sales to the European market generally occurred during the first half of 1994 as the Company's European sales force was reorganized and demand for certain of the Company's newer products exceeded supply.

Sales to distributors in 1994 were approximately 26% of total sales compared to 29% and 31% in 1993 and 1992, respectively. In 1994, sales to OEM customers increased 11% for Disk and 35% for Tape while growth in total sales to distributors

                                    ------
                                    Fifteen
remained flat. Certain of the Company's products were on allocation during the first half of 1994 which had a negative impact on distributor sales.

The decrease in international and distributor sales in 1993 as compared to 1992 was due to the impact on the mix of sales from the acquisition of Archive.

Sales to Compaq Computer represented 13% of net sales in 1994 and 1993 as compared with 15% in 1992. One other customer accounted for more than 10% of net sales in 1992, with 12%. In 1994 and 1993, no other customer accounted for 10% or more of net sales.

As is common in the microcomputer industry, the Company's shipment patterns during a quarter are frequently characterized by a significantly higher shipment volume in the third month of the quarter than that experienced in the first two months of the quarter. This pattern often causes quarterly results to be difficult to predict. Furthermore, order lead times have been reduced by certain of the Company's customers. This trend has impacted the Company's visibility to future orders and accordingly has also affected the predictability of financial results.

The demand for the Company's products depends principally on demand for high-performance microcomputers manufactured by its customers. A slowdown in demand for such computers, reduction in demand from significant OEM customers, or continued price erosion may have an exaggerated effect on the demand for the Company's products and/or profitability in any given period. In addition, the Company has seen an increase in manufacturing capacity and inventory levels in the disk drive industry during 1994. These characteristics have generally resulted in periods of severe price erosion. Accordingly, periods of severe price declines may be expected to occur in the future.

Gross Profit

The Company's gross margin increased to 19.8% of net sales in 1994 from 11.1% in 1993. The higher gross margin in 1994 represents the return to an historically normal gross margin level from the unusually low gross margin achieved in 1993 and reflects the increase in unit shipment volumes of higher capacity, lower cost disk drive products introduced in the fourth quarter of 1993, particularly the Filepro 210 and 420 megabyte disk drives. The higher margins received on these products were slightly offset by lower gross margins on tape drive products resulting primarily from changes in product mix, delays in the launch of certain new products and higher provisions for inventory end-of-life charges. Additionally, the Company's gross margin was negatively impacted in the fourth quarter ended December 31, 1994, as a result of minor delays in new product introductions and returns of certain older Disk and Tape products from a major customer.

In 1993, the Company's gross margin decreased to 11.1% of net sales from 20.5% in 1992. The lower gross margin was due to a significant decline in average unit selling prices of disk drives, lower shipments into the distribution channel and special inventory-related charges included in cost of sales, offset partially by lower average unit production costs and the inclusion in 1993 of sales of Archive's tape products which carry higher gross margins. The price declines experienced were driven by overcapacity in the disk drive industry, particularly for disk drives with capacities under 200 megabytes. During 1993, the Company recorded as cost of sales special charges totaling $40.3 million resulting from the Company's decisions to accelerate the end-of-life of certain products.

The Company has launched several new disk drive products during the fourth quarter of 1994 and anticipates the launch of several more during 1995. The failure of the Company to successfully launch or achieve required production volumes at anticipated costs for one or more of the new products could have a material adverse effect on the Company's revenues and profitability. Minor delays in the launch of certain of the Company's disk drive products in the fourth quarter of 1994 did have a negative impact on the Company's quarterly and annual results of ongoing operations. The Company believes that it has overcome the delays experienced in most of its new product introductions and has successfully launched those products during the fourth quarter of 1994. However, there can be no assurance that the launch of new products in future periods will be successful or that the Company will not experience production problems, low yields or other difficulties with respect to recently introduced products.

                                    ------
                                    Sixteen

The computer storage industry has historically been cyclical and is characterized by periods of severe product shortages, followed by periods of significant overcapacity. During such periods of overcapacity, the prices of storage products have declined rapidly, resulting in significant declines in gross margin for industry participants. The Company expects that such cyclicality and fluctuations in business conditions will recur in the future. Additionally, the Company anticipates that pricing pressures may result as the disk drive industry continues to migrate rapidly toward higher storage capacities. Further, competition in the tape drive industry continues to be aggressive, placing pressure on pricing and gross margins of tape drive products.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses increased to $189.2 million in 1994 from $186.3 million in 1993 and $152.7 million in 1992. These expenses represented 8.0%, 8.7% and 6.8% of net sales in 1994, 1993 and 1992, respectively. SG&A expenses decreased as a percentage of net sales in 1994 due primarily from lower employee headcount resulting from restructuring actions taken in the second half of 1993 and lower provisions for bad debt. In absolute dollars, these cost savings were offset by higher profit sharing and legal expenses and higher SG&A expenses resulting from the acquisition of Quest.

The increase in SG&A in absolute dollars and as a percentage of net sales in 1993 as compared to 1992 was primarily due to the acquisition of Archive, which was consolidated with the Company's disk drive operations commencing in the first quarter of 1993, and to a lesser extent, higher advertising and legal costs. The increase in SG&A expenses was partially offset by lower profit sharing and provisions for bad debt.

SG&A expenses are expected to increase in 1995 to support anticipated revenue growth but should decrease modestly as a percentage of net sales.

Research and Development

The Company's investment in research and development ("R&D") was $130.8 million in 1994, $137.5 million in 1993 and $94.7 million in 1992, representing 5.5%, 6.4% and 4.2% of net sales, respectively. R&D expenses decreased in 1994 as compared to 1993 in absolute dollars and as a percentage of net sales due to restructuring actions taken in the second half of 1993 and cost savings realized from the implementation of a more efficient product launch process. Lower costs resulting from these actions were partially offset by higher R&D expenses from the acquisition of Quest and an increase in product development activity to support the launch of new Disk and Tape products.

The year-over-year increase in R&D expenses in absolute dollars and as a percentage of net sales in 1993 as compared to 1992 is primarily a result of the inclusion of the Archive tape operations in 1993 and the acceleration of new product introductions concurrent with the Company's decision to end-of-life certain older products.

Due to the timing of new R&D programs and the release of new products to production, the level of R&D spending may vary from year to year in absolute dollars and as a percentage of sales.

As product life cycles have shortened and the need to rapidly introduce new products has become essential, the Company has increased its focus on new product launch activities. The Company believes this investment has significantly improved the efficiency and effectiveness of its new product launch operations. During 1995, this emphasis is planned to continue and R&D expenditures are expected to increase modestly in absolute dollars in support of new product introductions. The level of R&D spending reflects management's belief that such spending is essential in order for the Company to regularly and predictably introduce new products and remain competitive.

Amortization of Goodwill and Other Intangibles

Amortization of goodwill and other intangibles decreased to $15.1 million in 1994 from $22.2 in 1993. This reduction results primarily from the charge taken in the third quarter of 1993 for the write-down of goodwill and other intangibles related to the acquisition of Archive. These special charges are more fully described under Unusual Items. The reduction in amortization from this action was partially offset by the amortization of goodwill and other intangibles acquired upon the acquisition

                                    -------
                                   Seventeen
of Quest in the first quarter of 1994. Goodwill and other intangibles are being amortized over their remaining estimated useful lives ranging from 2 to 8 years.

Unusual Items

In the fourth quarter of 1994, the Company recorded $33 million as a net pretax credit to income for two unusual items. As discussed below, the Company recorded an unusual credit of $38 million for the reduction of restructuring reserves established during 1993. This credit was partially offset by a $5 million unusual charge taken to write-off in-process research and development associated with the acquisition of Quest.

During 1993, the Company recorded special charges totaling $378.7 million, of which $40.3 million was charged to cost of sales and $338.4 was charged to unusual items. The $40.3 million charge to cost of sales reflected the cost of the Company's actions to accelerate the end-of-life of certain disk drive products. The $338.4 million charge included a write-down of goodwill and other intangibles of $213 million, restructuring charges of $106.4 million for the reduction of excess manufacturing capacity and the streamlining of operations and a charge of $19 million for certain contingencies.

The write-down of intangible assets totaling $213 million consisted of $180 million for the remaining unamortized balance of goodwill related to the Archive acquisition and $33 million of identified intangibles. The Company believes that the write-down of these assets was necessitated by the emergence during 1993 of fundamental changes in the storage business, primarily the increase in competition and the standardization of technologies in the tape drive industry, which caused the value of these assets to be permanently impaired.

The restructuring charges totaling $106.4 million resulted from the Company's decision to reduce excess manufacturing capacity to a level more consistent with sustainable demand, to streamline operations as well as administrative processes to reduce the Company's cost structure and to further integrate and reduce SG&A and R&D activities of both the disk and tape drive operations. As part of this restructuring, the Company had decided to close certain of its manufacturing operations.

In the fourth quarter of 1994, the Company lowered its estimate of the total cost of restructuring and recorded an adjustment to its restructuring reserves thereby increasing operating income by $38 million. This reduction resulted from the modification of the Company's operating plans, primarily the decision to cancel the closure of certain manufacturing operations due to changing business conditions. These changing business conditions primarily pertain to the improvement in local economies, the reduction in manufacturing cost benefits achieved by shifting production to other locations and certain other strategic benefits realized by maintaining a local presence.

As of December 31, 1994, the Company has executed all of its restructuring actions. As a result, approximately 780 employees from manufacturing, research and development, sales and marketing and administrative departments have been terminated and facilities have been reduced by approximately
360,000 square feet. The Company's annual savings from operations resulting from these actions was to reduce salaries and benefits by approximately $32 million, depreciation expense by approximately $7 million and rental expense by approximately $2 million.

The following table sets forth the Company's restructuring reserves as of December 31, 1993 and 1994:

                                    Restructuring Reserves
                           Severances          Excess     Equipment
                           and benefits    facilities     and other       Total
--------------------------------------------------------------------------------
(in thousands)
1993 restructuring charges      $22,403      $ 28,511      $ 55,543    $106,457
Cash charges                     (7,077)         (623)       (1,723)     (9,423)
Non-cash charges                     --            --       (30,654)    (30,654)
                                ------------------------------------------------
Reserve balances,
  December 31, 1993              15,326        27,888        23,166      66,380
Cash charges                     (3,824)       (2,126)       (7,793)    (13,743)
Non-cash charges                     --          (240)       (6,829)     (7,069)
Adjustments                      (9,482)      (21,595)       (6,942)    (38,019)
                                ------------------------------------------------
Reserve balances,
  December 31, 1994             $ 2,020      $  3,927      $  1,602    $  7,549
                                ================================================

                                    ------
                                   Eighteen

The Company expects that substantially all of the remaining employee termination payments will be paid during 1995. Lease rental obligations included in excess facilities are net of approximately $2.1 million of estimated sublease income expected to be derived from the subleasing of the effected facilities. These obligations will be paid through the year 2018 or sooner to the extent the Company is able to negotiate a lease settlement or otherwise dispose of the properties. Write-offs of assets and payments against other reserves at December 31, 1994, are expected to be substantially completed by the end of 1996.

In December 1992, in connection with the acquisition of Archive, the Company recorded an unusual charge of $57.6 million representing the fair value of acquired R&D projects in-process at the date of the acquisition.

Interest Expense and Other Income, Net

Interest expense decreased to $47.2 million in 1994 from $51.2 million in 1993. This decrease was due to lower debt balances resulting from principal payments made during 1994.

Interest expense increased to $51.2 million in 1993 from $46.9 million in 1992. The increase in interest expense in 1993 resulted from a full year's interest expense recorded on the Company's $345 million, 6.5% subordinated debentures issued in March of 1992.

Other income/expense reflects the net of, principally, interest income, realized gains on sale of investments, foreign exchange gains and losses and minority interest associated with certain of the Company's subsidiaries. In 1994, this resulted in net other income of $35.2 million compared to $26.7 million in 1993 and $49.1 million in 1992. Net other income increased in 1994 compared to 1993 due to a gain of $22.3 million recorded in the fourth quarter of 1994 on the sale of Read-Rite Corporation ("Read-Rite") common stock which was acquired upon the merger of Read-Rite and Sunward Technology, Inc. ("Sunward"). The Company acquired the shares of Sunward in 1992 in connection with the licensing of certain patents. This gain was partially offset by lower interest income from lower invested funds and an increase in foreign exchange losses.

Net other income in 1993 decreased as compared to 1992 primarily as a result of a nonrecurring gain of $22.5 million recorded in 1992 for the sale of the Company's then existing equity interest in Read-Rite, and lower interest income resulting from lower invested funds and declining interest rates. The decrease was partially offset by royalty income.

Taxes

The Company's effective tax rate was a provision of 29% in 1994, a benefit of 5.4% in 1993 and a provision of 22.3% in 1992. In 1994, the effective tax rate was lower than the federal statutory rate of 35% due primarily to differences between United States and foreign tax rates and the impact of reversing in 1994 certain restructuring reserves as described under "Unusual Items." No tax benefit was recorded in 1993 on the establishment of certain restructuring reserves that were anticipated to be utilized in foreign jurisdictions where a benefit would not have been realized. Accordingly, no provision was recorded in 1994 upon the reversal of such reserves. The Company expects that its effective income tax rate will increase to the 33% range in fiscal 1995 depending on the mix of income received from foreign and domestic operations.

In 1993, the Company recorded an income tax benefit at the effective rate of 5.4%. The low effective tax rate in 1993 was primarily due to the impact of goodwill and intangible asset amortization and write-offs during 1993 which were not deductible for income tax purposes. In addition, a significant amount of the Company's losses were generated by operations in foreign tax jurisdictions where the Company enjoys tax holidays or where losses can only be carried forward.

During 1993, the U.S. federal statutory tax rate increased from 34% to 35%. The effect of the increase in the tax rate was not material to the Company's financial position or results of operations.

The Company enjoys tax holidays in Singapore and China with respect to disk drive operations which expire in 1997 and 1995, respectively, subject to certain extensions and post-holiday benefits. In addition, the Company has applied for a

                                    ------
                                   Nineteen

Singapore tax holiday through June 1997, relating to the manufacture of tape drives and has applied for a five-year extension of the tax holiday in Malaysia with respect to the manufacture of disk drives which expired in December 1994. The Company provides for United States taxes on that portion of income from these jurisdictions that is not considered to be indefinitely reinvested.

In December 1994, the IRS completed its review of the Company's federal income tax returns for 1989 and 1990 and issued a deficiency notice for $43 million in additional taxes. This assessment results primarily from adjustments proposed by the IRS to the allocation of income between the Company and its foreign manufacturing subsidiaries. The Company believes it has meritorious defenses to the proposed adjustments and will contest this assessment vigorously. Upon final resolution, the deficiency payment, if any, will include assessed interest. Management believes that the ultimate resolution of this matter will not have a material adverse impact on the Company's financial position or results of operations.

Liquidity and Capital Resources

At December 31, 1994, the Company's principal sources of liquidity consisted of $443.2 million in cash and short-term investments and a combined $100 million revolving credit facility with several financial institutions which is subject to the continued maintenance of certain financial covenants. At December 31, 1994, the Company had no borrowings under this credit facility. As of this date, the Company had outstanding letters of credit and guarantees of approximately $58 million.

Cash generated from operating activities was approximately $55.5 million in 1994 compared to $20.2 million in 1993 and $269.8 million in 1992. Cash generated from operations increased in 1994 primarily as a result of the substantial increase in net earnings offset by non-cash items and changes in other working capital, particularly inventory to support an increase in new products available for the disk drive market. The decrease in cash generated from operating activities in 1993 as compared to 1992 was primarily due to the Company's net loss of $445.3 million, offset to some extent by an increase in adjustments for non-cash items, including non-cash charges for unusual items totaling $230.4 million.

The Company's capital expenditures during 1994 were $95 million compared to $102 million in 1993 and $70 million in 1992. Capital expenditures in 1994 and 1993 reflect increased spending on manufacturing assets, in particular, the expansion of the Company's disk media manufacturing facility in California and the purchase in 1994 of land adjacent to the Company's headquarters in San Jose, California. The disk media facility expansion has been completed and the Company currently expects that capital expenditures in 1995 will be slightly lower than the 1994 and 1993 spending levels.

Other significant cash flows in 1994 included $8.5 million used in the acquisition of Quest and normal debt repayments totaling $42.2 million. In 1993, the Company paid $16 million to purchase the remaining 49% minority interest in Conner Peripherals Europe S.p.A. held by the Company's joint venture partner. In December 1992, total cash used in connection with the acquisition of Archive was approximately $288 million, net of cash acquired, including cash used to retire Archive debt of approximately $14 million and $90 million in 1993 and 1992, respectively.

The Company believes that current capital resources and cash generated from operating activities will be sufficient to meet its liquidity and capital expenditure requirements for the foreseeable future.

Foreign Currency Risks

The Company's cash flows are substantially U.S. dollar denominated. However, the Company is exposed to certain foreign currency fluctuations, primarily Japanese Yen, British Pound Sterling, Malaysian Ringgit, Italian Lira and Singapore Dollars. To hedge against these currency exposures incurred in the ordinary course of business, the Company enters into foreign currency forward contracts and purchases foreign currency option contracts for periods and amounts consistent

                                    ------
                                    Twenty
with the amounts and timing of its anticipated operating cash flow requirements and vendor purchase commitments. Gains and losses on these foreign currency contracts and options are deferred and offset by gains and losses on the underlying hedged transactions. As of December 31, 1994, deferred gains and losses on these financial instruments were not material and gains and losses from hedging transactions have not had a material effect on the results of operations of the Company to date.

The counterparties to these contracts consist of international financial institutions. By policy, the Company monitors the credit ratings and capital and surplus of its counterparties. Though the Company attempts to hedge significant foreign currency exposure, no assurance can be given that exchange rate movements will not have a material adverse impact on the Company's results of operations. At December 31, 1994, the Company had outstanding foreign currency forward contracts and foreign currency option contracts aggregating approximately $60.9 million and $22.9 million, respectively. These contracts mature at various periods through April 1995 and are consistent with the amounts and timing of the underlying anticipated cash flow requirements and purchase commitments.

Litigation

The Company and certain of its officers and directors are defendants in a securities class action lawsuit which purports to represent a class of investors who purchased or otherwise acquired the Company's common stock between January 1992 and May 1993. Certain officers and directors are also defendants in a related stockholders derivative suit. The complaints seek unspecified damages and other relief. The Company intends to defend the actions vigorously.

In August 1993, the Company was served with a patent infringement complaint, filed by IBM, alleging that products manufactured by the Company have infringed certain patents owned by IBM. In addition, the complaint seeks declaratory relief to the effect that disk drives produced by IBM do not infringe certain patents held by the Company and seeks to have such patents declared invalid. The Company answered the complaint, denying all material allegations and counterclaiming that IBM disk drives infringe certain patents owned by Conner, including those patents contained in the IBM complaint. The Company believes that it has meritorious defenses against these allegations, that it has valid claims against IBM and will defend this action vigorously. Although the Company has engaged in continuous discussions with IBM toward an appropriate cross-licensing arrangement, the Company is unable to predict the outcome of the settlement negotiations, the litigation and the ultimate effect, if any, on its operations or financial condition. Regardless of the merits of the respective patent claims, the Company believes that the existence of the IBM litigation could have an adverse effect on its business. In addition, this litigation is causing the Company to incur significant costs, including substantial legal expenses.

In 1992, the Company filed a patent infringement lawsuit against Western Digital Corporation ("Western Digital") alleging the infringement of five of the Company's patents by Western Digital. Western Digital has filed a counterclaim alleging infringement of certain of its patents by the Company. The Company believes it has valid claims against Western Digital and meritorious defenses to the claims asserted by Western Digital.

In 1994, the Company was served with a patent litigation claim alleging that the Company's DC2000 tape drives infringe a patent held by Iomega Corporation ("Iomega"). This claim was settled by the Company and Iomega during 1994 and had no material effect on the results of operations.

                                    ------
                                  Twenty One

Consolidated Balance Sheets


December 31,                                                     1994       1993
--------------------------------------------------------------------------------
(in thousands, except par value and share data)
Assets

Current assets:
    Cash, cash equivalents and short-term investments      $  443,239 $  517,547
    Accounts receivable, net of reserves and allowances
      of $31,492 in 1994 and $39,430 in 1993                  307,454    333,416
    Inventory                                                 255,880    173,860
    Deferred income taxes                                      51,950     54,944
    Other                                                     111,187     87,348
                                                           ---------------------
      Total current assets                                  1,169,710  1,167,115

Property, plant and equipment, net                            237,066    231,337
Goodwill and other intangibles, net                            39,255     42,944
Other                                                          15,398     22,655
                                                           ---------------------
                                                           $1,461,429 $1,464,051
                                                           =====================

Liabilities and Stockholders' Equity

Current liabilities:
    Accounts payable                                       $  139,559 $  229,721
    Accrued expenses                                          190,372    217,060
    Current portion of long-term debt                          34,922     43,112
                                                           ---------------------
      Total current liabilities                               364,853    489,893

Long-term debt, less current portion                          627,059    660,606
Deferred income taxes                                         129,668     98,162
Other                                                           1,525      4,009
Minority interest                                               1,648      2,530
Commitments and contingencies (Notes 9 and 15)

Stockholders' equity:

    Preferred stock, $0.001 par value; 20,000,000 shares
      authorized, none outstanding                                 --         --
    Common stock and paid-in capital in excess of
      $0.001 par value; 100,000,000 shares authorized,
      52,460,734 and 50,565,083 shares issued and
      outstanding                                             260,592    242,454
    Retained earnings/(accumulated deficit)                    76,084    (33,603)
                                                           ---------------------
      Total stockholders' equity                              336,676    208,851
                                                           ---------------------
                                                           $1,461,429 $1,464,051
                                                           =====================

The accompanying notes are an integral part of these financial statements.

                                    ------
                                  Twenty Two

Consolidated Statements of Operations


Year Ended December 31,                                                                            1994          1993         1992
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Net sales                                                                                    $2,365,152    $2,151,672    $2,238,423
Cost of sales                                                                                 1,896,503     1,913,718     1,779,959
                                                                                             --------------------------------------
Gross profit                                                                                    468,649       237,954       458,464
                                                                                             --------------------------------------
Selling, general and administrative                                                             189,237       186,269       152,671
Research and development                                                                        130,771       137,465        94,652
Amortization of goodwill and other intangibles                                                   15,096        22,248            --
Unusual items                                                                                   (33,019)      338,402        57,611
                                                                                             --------------------------------------
Total operating expenses                                                                        302,085       684,384       304,934
                                                                                             --------------------------------------
Income/(loss) from operations                                                                   166,564      (446,430)      153,530
Interest expense                                                                                (47,237)      (51,213)      (46,866)
Other income, net                                                                                35,224        26,667        49,056
                                                                                             --------------------------------------
Income/(loss) before income taxes                                                               154,551      (470,976)      155,720
Provision/(benefit) for income taxes                                                             44,864       (25,662)       34,648
                                                                                             --------------------------------------
Net income/(loss)                                                                            $  109,687    $ (445,314)  $   121,072
                                                                                             ======================================
Net income/(loss) per share:
    Primary                                                                                  $     2.10    $    (9.03)  $      2.19
                                                                                             ======================================
    Fully diluted                                                                            $     1.77    $    (9.03)  $      1.89
                                                                                             ======================================
Weighted average shares:
    Primary                                                                                      52,253        49,339        55,242
                                                                                             ======================================
    Fully diluted                                                                                74,558        49,339        74,723
                                                                                             ======================================


The accompanying notes are an integral part of these financial statements.

                                    ------
                                 Twenty Three

Consolidated Statements of Cash Flows


Year Ended December 31, (in thousands)                                                            1994           1993          1992
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
    Net income/(loss)                                                                        $ 109,687    $  (445,314)   $  121,072
    Adjustments to reconcile net income/(loss)
      to net cash provided by operating activities:
          Depreciation and amortization                                                         91,681        104,747        77,463
          Non-cash unusual items                                                               (33,019)       230,417        57,611
          Deferred income taxes                                                                 29,728        (32,745)      (13,067)
          Gain on sale of Read-Rite Corporation common stock                                   (22,294)            --       (22,540)
          Loss on asset dispositions                                                             4,569         11,468         5,595
          Minority interest and other                                                           (3,366)           720         9,330
    Changes in assets and liabilities, net of effect of acquired businesses:
        Accounts receivable, net                                                                25,962         67,712      (132,401)
        Inventory                                                                              (82,020)        91,135        39,362
        Other current assets                                                                    (5,175)       (19,006)      (19,193)
        Other non-current assets                                                                 7,486        (20,907)      (18,108)
        Accounts payable and accrued expenses                                                  (67,776)        31,994       164,654
                                                                                             ---------------------------------------
    Total cash provided by operating activities                                                 55,463         20,221       269,778

Cash flows from investing activities:
    Capital expenditures                                                                       (95,011)      (102,111)      (69,744)
    Purchases of short-term investments                                                             --     (1,429,492)   (1,013,148)
    Sales and maturities of short-term investments                                                  --      1,464,986       795,839
    Purchases of investments held to maturity                                                 (313,501)            --            --
    Purchases of investments available for sale                                               (344,511)            --            --
    Maturity of investments held to maturity                                                   394,675             --            --
    Sale of investments available for sale                                                     342,532             --            --
    Purchase of minority interest                                                               (5,000)       (16,000)           --
    Acquisition of acquired businesses, net of cash acquired                                    (8,500)            --      (181,537)
    Acquisition of technology rights                                                                --         (2,078)      (28,061)
    Proceeds from sale of Read-Rite Corporation common stock                                     3,630             --        39,189
                                                                                             --------------------------------------
    Total cash used in investing activities                                                    (25,686)       (84,695)     (457,462)

Cash flows from financing activities:
    Proceeds from other borrowings                                                                 500          2,782       345,672
    Repayments of long-term debt                                                               (42,237)       (10,990)      (24,752)
    Repayments of Archive Corporation long-term debt                                                --        (13,713)      (90,239)
    Issuance of common stock                                                                    16,847         24,909        17,322
    Repurchase of common stock                                                                      --             --      (241,505)
    Contribution by minority stockholder                                                            --             --         8,000
                                                                                             --------------------------------------
    Total cash provided by (used in) financing activities                                      (24,890)         2,988        14,498

Net increase/(decrease) in cash and cash equivalents                                             4,887        (61,486)     (173,186)
Cash and cash equivalents at beginning of the year                                             197,499        258,985       432,171
                                                                                             --------------------------------------
Cash and cash equivalents at end of the year                                                   202,386        197,499       258,985
Short-term investments                                                                         240,853        320,048       355,542
                                                                                             --------------------------------------
Total cash, cash equivalents and short-term investments                                      $ 443,239    $   517,547   $   614,527
                                                                                             ======================================

The accompanying notes are an integral part of these financial statements.

                                    ------
                                  Twenty Four

Consolidated Statements of Stockholders' Equity


                                                                                  Common Stock
                                                                           --------------------------
                                                                                           Par Value      Retained
                                                                                         and Paid-in      Earnings            Total
                                                                                          Capital in  (Accumulated    Stockholders'
                                                                               Shares  Excess of Par      Deficit)           Equity
-----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share data)
Balance at December 31, 1991                                               58,089,297      $ 422,186     $ 290,639        $ 712,825
Issuance of common stock under various
    employee stock plans                                                    1,866,677         31,008            --           31,008
Repurchase of common stock, at cost                                       (11,638,802)      (241,505)           --         (241,505)
Income tax benefit of disqualifying dispositions
    of employee stock                                                              --          2,636            --            2,636
Net income                                                                         --             --       121,072          121,072
                                                                           --------------------------------------------------------
Balance at December 31, 1992                                               48,317,172        214,325       411,711          626,036
Issuance of common stock under various
    employee stock plans                                                    2,247,911         24,909            --           24,909
Income tax benefit of disqualifying dispositions
    of employee stock                                                              --          3,220            --            3,220
Net loss                                                                           --             --      (445,314)        (445,314)
                                                                           --------------------------------------------------------
Balance at December 31, 1993                                               50,565,083        242,454       (33,603)         208,851
Issuance of common stock under various
    employee stock plans                                                    1,895,651         16,847            --           16,847
Income tax benefit of disqualifying dispositions
    of employee stock                                                              --          1,291            --            1,291
Net income                                                                         --             --       109,687          109,687
                                                                           --------------------------------------------------------
Balance at December 31, 1994                                               52,460,734      $ 260,592     $  76,084        $ 336,676
                                                                           ========================================================


The accompanying notes are an integral part of these financial statements.

                                    ------
                                  Twenty Five

Notes to Consolidated Financial Statements

Note 1 The Company
------

Conner Peripherals, Inc. ("Company") was incorporated in California in June 1985, and reincorporated in Delaware in September 1992. The Company sells, designs and builds a comprehensive line of information storage solutions products, including disk drives, tape drives, storage management software and storage systems for a wide range of computer applications.

During each of 1994 and 1993, sales to one customer accounted for approximately 13% of net sales. During 1992, sales to two customers accounted for approximately 15% and 12% of net sales.

The Company's fiscal year ends on the Saturday nearest to December 31. Results of operations for the years ended in 1994 and 1993 include 52 weeks. Results of operations for the year ended 1992 includes 53 weeks. The Company reports quarterly results on thirteen-week quarterly periods, each ending on the Saturday closest to month-end. For purposes of presentation, the Company has indicated its accounting year as ending on December 31 or the month-end for interim quarterly periods.

Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Conner Peripherals, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition: Revenue from product sales to customers is recognized upon shipment. Revenue from sales to certain distributors is subject to agreements allowing certain rights of return and price protection on unsold merchandise held by those distributors. Accordingly, reserves for estimated future returns, exchanges and credits for marketing and other sales incentives are also provided upon shipment.

Warranty Expense: The Company provides for the estimated cost which may be incurred under its various product warranties upon product shipment.

Cash, Cash Equivalents and Short-Term Investments: The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Short-term investments consist primarily of certificates of deposit, bankers acceptances, preferred stock, corporate debt, municipal debt and U.S. Government agency debt securities. These investments generally mature within 12 months and prior to 1994 were carried at cost, which approximated market.

Effective at the beginning of 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115), which requires the Company to classify debt and equity securities into one of three categories; held to maturity, trading or available for sale. The Company's investments are classified as held to maturity and available for sale as of December 31, 1994. Investment securities classified as held to maturity are measured at amortized cost based on the Company's positive intent to hold such securities to maturity. Investment securities classified as available for sale are measured at market value and net unrealized gains and losses are recorded as a separate component of stockholders' equity until realized. Any gains or losses on sales of investments are computed on specific identification. As of December 31, 1994, net unrealized gains and losses on investments available for sale were not material. The cumulative effect of adopting FAS 115 was not material to the Company's financial position or results of operations.

Inventory: Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Equipment and furniture are depreciated using the straight-line method based upon the estimated useful lives of the related assets which range from eighteen months to 5 years. Leasehold improvements are amortized using the straight-line method based upon the shorter of the estimated useful lives or the lease term of the respective assets. Buildings

                                    ------
                                  Twenty Six
are depreciated using the straight-line method over the estimated useful life of 25 to 30 years.

Land and buildings held for sale, which are no longer used in the Company's operations or held for future expansion, are stated at the lower of cost or estimated fair value.

Goodwill and Other Intangibles: Goodwill and other intangibles, which include patents and acquired technology, are being amortized over their estimated useful lives ranging from 2 to 10 years. The Company evaluates the recoverability of intangible assets based on future discounted cash flows. Charges for impairment of intangible assets are recorded to the extent unamortized book value of such assets exceed the related future discounted cash flows.

Income Taxes: The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." See Note 7 for additional information regarding the Company's accounting for income taxes.

Net Income (Loss) Per Share: Primary net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding. Common equivalent shares consist of stock options (using the treasury stock method). Fully diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding and assuming the conversion, if dilutive, of all outstanding convertible subordinated debentures from the date of issuance for all periods in which they remained outstanding. For purposes of the fully diluted computation, net income is adjusted by the after-tax interest expense applicable to the convertible subordinated debentures. Primary and fully diluted net loss per share is computed using the weighted average number of common shares outstanding.

Foreign Currency Translation: The Company currently uses the U.S. dollar as the functional currency of its foreign operations. Gains or losses from foreign currency translation are included in the determination of net income. To date, such amounts have been immaterial.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company places its cash and cash equivalents and short-term investments in a variety of financial instruments such as certificates of deposit, bankers acceptances, preferred stock, corporate debt, municipal debt and U.S. Government agency debt securities. The Company, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer.

The Company sells its products to original equipment manufacturers and distributors throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable.

Foreign Currency Financial Instruments: To hedge against certain balance sheet and operating income currency exposures incurred in the ordinary course of business, the Company enters into foreign currency forward contracts and purchases foreign currency option contracts for periods and amounts consistent with the amounts and timing of operating cash flow requirements and vendor purchase commitments. Gains and losses are deferred and offset by gains and losses on the underlying hedged exposures. The Company does not hold or issue financial instruments for trading purposes. The counterparties to these contracts consist of international financial institutions. The Company monitors the credit ratings and capital and surplus of its counterparties.

Presentation: Certain prior year financial statement balances have been reclassified to conform to the 1994 presentations.


                                    ------
                                 Twenty Seven

Note 2 Short-Term Investments
------
The amortized cost and estimated fair value of securities held to maturity and available for sale as of December 31, 1994, are as follows:

                                          Gross      Gross       Gross    Estimated
                                      amortized unrealized  unrealized         fair
                                           cost      gains      losses        value
-----------------------------------------------------------------------------------
(in thousands)
Held to maturity:
U.S. Government
    and agency bonds                   $ 27,235        $--       $(155)    $ 27,080
State and political
    subdivision bonds                    66,077         --        (380)      65,697
Corporate debt
    securities                           64,085         80        (128)      64,037
Other                                    71,852          5          --       71,857
                                       --------------------------------------------
                                        229,249         85        (663)     228,671
Available for sale-
Auction preferred stock                  94,800         --          --       94,800
                                       --------------------------------------------
Total debt and
    equity securities                   324,049        $85       $(663)    $323,471
                                               ====================================
Less cash
    equivalents                          83,196
                                       --------
Short-term investments                 $240,853
                                       ========

The contractual maturities of investments held to maturity and available for sale are one year or less. The realized gains and losses as of December 31, 1994, had no material impact to the Company's financial position or results of operations. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 3 Balance Sheet and Statement of Operations Components
------

December 31,                                              1994           1993
-----------------------------------------------------------------------------
(in thousands)
Inventories:
    Purchased components                              $ 86,970       $ 81,620
    Work-in-process                                     72,692         37,939
    Finished goods                                      96,218         54,301
                                                      -----------------------
                                                      $255,880       $173,860
                                                      =======================
Property plant and equipment:
    Building                                          $ 28,394       $ 47,335
    Equipment and furniture                            345,689        289,517
    Leasehold improvements                              63,404         60,762
    Construction-in-progress                            28,257         34,026
                                                      -----------------------
                                                       465,744        431,640
Less accumulated depreciation
    and amortization                                   256,131        200,303
                                                      -----------------------
                                                       209,613        231,337
Buildings and improvements
    held for sale, net                                  27,453             --
                                                      -----------------------
                                                      $237,066       $231,337
                                                      =======================
Goodwill and other intangibles:
    Goodwill                                          $  5,073       $     --
    Intangibles                                         70,337         64,003
                                                      -----------------------
                                                        75,410         64,003
Less accumulated amortization                           36,155         21,059
                                                      -----------------------
                                                      $ 39,255       $ 42,944
                                                      =======================
Accrued expenses:
    Accrued employee compensation                     $ 32,997       $ 33,041
    Accrued income taxes                                41,841         14,298
    Accrued warranty costs                              45,422         38,299
    Accrued restructuring costs                          7,549         66,380
    Other liabilities                                   62,563         65,042
                                                      -----------------------
                                                      $190,372       $217,060
                                                      =======================

                                    ------
                                 Twenty Eight


Year Ended December 31,                             1994        1993       1992
-------------------------------------------------------------------------------
(in thousands)
Other income, net:
    Interest income                              $16,193     $17,700    $35,050
    Minority interest in joint ventures            2,120         649     (6,457)
    Gain on sale of Read-Rite
    Corporation common stock                      22,294          --     22,540
    Other                                         (5,383)      8,318     (2,077)
                                                 ------------------------------
                                                 $35,224     $26,667    $49,056
                                                 ==============================


Note 4 Unusual Items
------

In the fourth quarter of 1994, the Company recorded $33,019,000 as a net pretax credit to income for two unusual items. As discussed below, the Company recorded an unusual credit of $38,019,000 for the reduction of restructuring reserves established during 1993. This credit was partially offset by a $5,000,000 unusual charge taken to write-off in-process research and development associated with the acquisition of Quest Development Corporation.

During 1993, the Company recorded special charges totaling $378,702,000, of which $40,300,000 was charged to cost of sales and $338,402,000 was charged to unusual items. The $40,300,000 charge to cost of sales reflected the cost of the Company's actions to accelerate the end-of-life of certain disk drive products. The $338,402,000 charge included a write-down of goodwill and other intangibles of $212,945,000, restructuring charges of $106,457,000 for the reduction of excess manufacturing capacity and the streamlining of operations and a charge of $19,000,000 for certain contingencies.

The write-down of intangible assets totaling $212,945,000 consisted of $180,000,000 for the remaining unamortized balance of goodwill related to the Archive Corporation acquisition and $32,945,000 of identified intangibles. The Company believes that the write-down of these assets was necessitated by the emergence during 1993 of fundamental changes in the storage business, primarily the increase in competition and the standardization of technologies in the tape drive industry, which caused the value of these assets to be permanently impaired.

The restructuring charges totaling $106,457,000 resulted from the Company's decision to reduce excess manufacturing capacity to a level more consistent with sustainable demand, to streamline operations as well as administrative processes to reduce the Company's cost structure and to further integrate and reduce selling, general and administrative and research and development activities of both the disk and tape drive operations. As part of this restructuring, the Company had decided to close certain of its manufacturing operations.

In the fourth quarter of 1994, the Company lowered its estimate of the total cost of restructuring and recorded an adjustment to its restructuring reserves thereby increasing operating income by $38,019,000. This reduction resulted from the modification of the Company's operating plans, primarily the decision to cancel the closure of certain manufacturing operations due to changing business conditions. These changing business conditions primarily pertain to the improvement in local economies, the reduction in manufacturing cost benefits achieved by shifting production to other locations and certain other strategic benefits realized by maintaining a local presence.

                                    ------
                                  Twenty Nine

As of December 31, 1994, the Company has executed all of its restructuring actions. As a result, approximately 780 employees from manufacturing, research and development, sales and marketing and administrative departments have been terminated and facilities have been reduced by approximately 360,000 square feet. The Company's annual savings from operations resulting from these actions was to reduce salaries and benefits by approximately $32,000,000, depreciation expense by approximately $7,000,000 and rental expense by approximately $2,000,000.

The following table sets forth the Company's restructuring reserves as of December 31, 1993 and 1994:


                                             Restructuring Reserves
                                  ---------------------------------------------
                                     Severances      Excess  Equipment
                                   and benefits  facilities  and other    Total
-------------------------------------------------------------------------------
(in thousands)
1993 restructuring
    charges                            $22,403    $ 28,511   $ 55,543  $106,457
Cash charges                            (7,077)       (623)    (1,723)   (9,423)
Non-cash charges                            --          --    (30,654)  (30,654)
                                  ---------------------------------------------
Reserve balances,
    December 31, 1993                   15,326      27,888     23,166    66,380
Cash charges                            (3,824)     (2,126)    (7,793)  (13,743)
Non-cash charges                            --        (240)    (6,829)   (7,069)
Adjustments                             (9,482)    (21,595)    (6,942)  (38,019)
                                  ---------------------------------------------
Reserve balances,
    December 31, 1994                  $ 2,020    $  3,927   $  1,602  $  7,549
                                  =============================================


The Company expects that substantially all of the remaining employee termination payments will be paid during 1995. Lease rental obligations included in excess facilities are net of approximately $2,119,000 of estimated sublease income expected to be derived from subleasing of the effected facilities. These obligations will be paid through the year 2018 or sooner to the extent the Company is able to negotiate a lease settlement or otherwise dispose of the properties. Write-offs of assets and payments against other reserves at December 31, 1994, are expected to be substantially completed by the end of 1996.

In December 1992, in connection with the acquisition of Archive Corporation, the Company recorded an unusual charge of $57,611,000 representing the fair value of acquired research and development projects in-process at the date of the acquisition.

Note 5 Acquisitions
------

During 1994, the Company's then wholly-owned subsidiary, Arcada Software, Inc. ("Arcada") acquired Quest Development Corporation ("Quest") for $8,500,000 in cash and issuance of shares representing approximately 22% ownership interest in Arcada. Arcada is engaged in developing, producing and marketing software products for data storage management. The effect of the acquisition of Quest was not material to the Company's financial condition or results of operations with the exception of the write-off of in-process research and development of $5,000,000 included in "Unusual Items" (see Note
4).

During 1994, the Company increased its ownership interest in its joint venture, Conner Shenzhen Peripherals Company Ltd., located in Shenzhen, People's Republic of China, from 60% to 90% for $7,000,000 of which $5,000,000 was paid during 1994. During 1993, the Company purchased for $16,000,000 the remaining 49% minority interest owned by Olivetti S.p.A in Conner Peripherals Europe, S.p.A. ("CPE"), the Company's majority-owned subsidiary located in Italy. In connection with the acquisition, Olivetti committed to purchase certain minimum quantities of the Company's products, subject to certain conditions, for a period of three years. These acquisitions had no material impact to the Company's financial condition or results of operations.

                                    ------
                                    Thirty

In December 1992, the Company acquired Archive Corporation ("Archive"), a manufacturer and supplier of tape back-up and data storage products for $185,000,000 paid in cash, assumption of debt for $104,000,000 (all of which was repaid during 1993 and 1992) and $17,000,000 for exchange of Archive stock options and transaction costs. The excess of the purchase price over the fair market value of the net tangible assets acquired was $303,893,000, of which $57,611,000 was allocated to in-process research and development, $55,000,000 was allocated to various intangibles and the remaining $191,282,000 was allocated to goodwill. The in-process research and development of $57,611,000 purchased in connection with the acquisition was expensed in 1992. During the third quarter of 1993, the Company wrote-off all the unamortized goodwill and certain other intangibles due to impairment resulting from changes in the storage business (see Note 4). Operations of Archive have been included in the Company's consolidated results of operations since the beginning of 1993.

Had the acquisition of Archive occurred as of the beginning of 1992, unaudited net sales, net income and earnings per share presented on a pro forma basis for the year ended December 31, 1992 would have been $2,590,635,000, $157,804,000 and $2.36, respectively. This information was prepared as if the acquisition had been consummated as of the beginning of 1992 and after giving effect to certain pro forma adjustments. The pro forma information excludes the effects of the nonrecurring charges of $57,611,000 for in-process research and development (see Note 4). This pro forma information does not purport to be indicative of what would have occurred had the acquisition been consummated at the beginning of 1992 or of the results which may occur in the future.

Note 6 Supplemental Cash Flow Disclosure
------


Year Ended December 31,                            1994        1993        1992
-------------------------------------------------------------------------------
(in thousands)
Cash paid during the year for:
    Interest                                    $48,663     $49,896   $  40,506
    Income taxes                                $ 4,821     $20,187   $  17,218
Non-cash investing and
    financing activities:
      Fair market value of
          Archive assets acquired,
          including goodwill                    $    --     $    --   $ 306,485
      Debt assumed                              $    --     $    --   $(104,000)


Note 7 Income Taxes
------

Income (loss) before income taxes includes $156,155,000, $(148,738,000), and $185,708,000 of income (loss) relating to non-U.S. operations for 1994, 1993 and 1992, respectively.

The provision (benefit) for income taxes includes the following:

Year Ended December 31,                            1994         1993      1992
------------------------------------------------------------------------------
(in thousands)
Current:
    Federal                                     $10,669     $  1,902  $ 24,607
    State                                         1,000          142     5,657
    Foreign                                       3,467        5,039    17,451
                                                ------------------------------
                                                 15,136        7,083    47,715
                                                ------------------------------
Deferred:
    Federal                                      23,097      (27,848)   (8,700)
    State                                         6,631       (4,897)   (4,367)
                                                ------------------------------
                                                 29,728      (32,745)  (13,067)
                                                ------------------------------
Total                                           $44,864     $(25,662) $ 34,648
                                                ==============================

                                    ------
                                  Thirty One

Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax liabilities (assets) are comprised of the following:


December 31,                                           1994                1993
-------------------------------------------------------------------------------
(in thousands)
Inventory valuation                               $ (14,028)          $ (13,552)
Depreciation and amortization                       (11,465)             (9,781)
Accounts receivable reserves                        (11,435)            (15,030)
Accrued expenses and other                          (33,591)            (41,178)
Net operating loss and tax credit
    carryforwards                                   (41,764)            (69,491)
                                                  -----------------------------
                                                   (112,283)           (149,032)
                                                  -----------------------------
Unremitted earnings of foreign
    subsidiaries                                    169,415             138,459
Technology and other intangibles                     11,821              13,328
State income taxes                                    5,375               6,846
                                                  -----------------------------
                                                    186,611             158,633
                                                  -----------------------------
Valuation reserves                                    3,390              33,617
                                                  -----------------------------
Total                                             $  77,718           $  43,218
                                                  =============================


A reconciliation of the income tax provision (benefit) computed by applying the domestic federal statutory rate to pretax income, to the recorded provision (benefit) for income taxes follows:


Year Ended December 31,                         1994        1993        1992
----------------------------------------------------------------------------
(in thousands)
Provision (benefit) at
    statutory rate                              35.0%      (35.0)%      34.0%
Differences between United
    States and foreign taxes
    and limitations on the benefits
    of foreign losses                           (9.9)       12.6       (13.0)
State taxes, net of federal
    benefit                                      3.2        (0.7)        0.6
Goodwill                                          --        13.7          --
Change in federal valuation
    reserve                                       --         1.9          --
Impact of rate change                             --         0.3          --
Other                                            0.7         1.8         0.7
                                                ----------------------------
                                                29.0%       (5.4)%      22.3%
                                                ============================

In connection with the Internal Revenue Service ("IRS") examination of the tax returns of Archive and its subsidiaries, in 1994 the Company filed amended federal tax returns reporting certain adjustments to income which reduced the net operating loss carryforwards relating to pre-acquisition operations of Archive and its subsidiaries by approximately $86,000,000. These adjustments resulted in a reduction of the pre-acquisition unremitted foreign earnings of Archive and its subsidiaries by the same amount. Consequently, the

                                    ------
                                  Thirty Two

Company reduced its gross deferred tax assets by approximately $30,000,000 and made a corresponding reduction to its valuation reserves of approximately $30,000,000. These adjustments had no impact on the tax provision or the net deferred tax liabilities of the Company. At December 31, 1994, the Company has net operating loss carryforwards of approximately $72,000,000 expiring 1997 through 2007, relating to pre-acquisition operations of Archive and its subsidiaries. These losses may be used to offset future taxable income, subject to an annual maximum limitation of approximately $12,000,000.

At December 31, 1994, the Company had deferred tax assets of approximately $9,000,000 relating to post-acquisition net operating loss carryforwards of Archive and its subsidiaries and foreign tax credit carryforwards which, subject to certain restrictions, are available to reduce taxes on future taxable income and expire in 1995 through 2008. At December 31, 1994, the Company had not provided U.S. federal and state income taxes of approximately $78,300,000 on cumulative unremitted earnings of its consolidated foreign subsidiaries which are intended to be indefinitely reinvested.

The Company enjoys a tax holiday in Singapore relating to the manufacture of disk drives, which expires in 1997, subject to post-holiday benefits. The Company currently enjoys no tax holiday in Singapore with respect to the manufacture of tape drives. However, the Company has applied for a Singapore tax holiday through June 1997, relating to the manufacture of its newly developed tape drives. The Company's initial tax holiday in Malaysia expired on December 31, 1994 with respect to the manufacture of disk drives and related subassemblies. The Company has applied for a five-year extension of the tax holiday with respect to the manufacture of disk drives in Malaysia.
The Company also enjoys a tax holiday in China through December 1995, relating to the manufacture of disk drives. The net impact of these tax holidays was to increase net taxable income by $16,000,000 ($0.21 per share fully diluted) in 1994, reduce the net loss by approximately $3,000,000
($0.06 per share fully diluted) in 1993 and increase net income by approximately $27,800,000 ($0.37 per share fully diluted) in 1992.

The IRS is currently reviewing Archive and its subsidiaries' federal income tax returns for 1985 through 1989. In December 1994, the IRS completed its review of the Company's federal tax returns for 1989 and 1990 and issued a deficiency notice for $43,000,000 in additional taxes. This assessment results primarily from adjustments proposed by the IRS to the allocation of income between the Company and its foreign manufacturing subsidiaries. The Company believes it has meritorious defenses to the proposed adjustments and will contest this assessment. Upon final resolution, the deficiency payment, if any, will include assessed interest. Management believes that the ultimate resolution of the ongoing IRS audits and pending assessments will not have a material adverse impact on the Company's financial position or results of operations.

Note 8 Long-Term Debt and Lines of Credit
------


December 31,                                             1994          1993
---------------------------------------------------------------------------
(in thousands)
Convertible subordinated debentures,
    6.75%, due 2001, convertible into
    7,931,035 shares of common stock                 $230,000      $230,000
Convertible subordinated debentures,
    6.5%, due 2002, convertible into
    14,375,000 shares of common stock                 345,000       345,000
Senior unsecured notes, 8.84% and
    9.08%, due through 1998                            73,333       105,000
Senior unsecured note, 12%                                 --         9,000
Italian Lira debentures and notes,
    7% to 7.38%, due through 2000                      12,393        13,628
Other borrowings                                        1,255         1,090
                                                     ----------------------
                                                      661,981       703,718
Less current portion                                   34,922        43,112
                                                     ----------------------
                                                     $627,059      $660,606
                                                     ======================


                                    ------
                                 Thirty Three

During 1993, the Company modified certain terms of the senior unsecured notes. Under the modified terms, in exchange for revising certain financial covenants, the Company agreed to increase the interest rates of the notes by half a percent for periods commencing from October 1, 1993, and ending the earlier of March 31, 1995, or the due dates of the notes.

Based upon quoted market prices, the fair value of the convertible subordinated debentures was approximately $402,500,000 at December 31, 1994. The estimated fair value of the Company's remaining long-term debt was $88,573,000 at December 31, 1994. The fair values of debt for which quoted prices were not available has been determined based upon interest rates available to the Company for the issuance of debt with similar terms and remaining maturities.

At December 31, 1994, future minimum principal payments on long-term debt and capitalized lease obligations were as follows:


Year Ended December 31,
--------------------------------------------------------------------------------
(in thousands)
1995                                                                   $ 34,922
1996                                                                     34,309
1997                                                                      6,993
1998                                                                      7,107
1999                                                                      2,255
Thereafter                                                              576,395
                                                                       --------
                                                                       $661,981
                                                                       ========

On December 23, 1993, the Company entered into a revolving credit facility agreement ("Agreement") with a group of banks allowing borrowings of up to $100,000,000 through December 23, 1995. Borrowings under the revolving credit facility carry interest at the banks' prime rate or, at the option of the Company, at an interbank offered rate (as defined in the Agreement). The Agreement provides for a commitment fee. As of December 31, 1994, the Company had no borrowings under the revolving credit facility. At December 31, 1994, the Company had outstanding letters of credit and guarantees of $58,429,000.

The revolving credit facility and senior unsecured notes prohibit the payment of cash dividends and require the maintenance of various financial covenants. Without the prior consent of the lenders, the Company is also prohibited from incurring debt and lease commitments in excess of specified amounts or entering into acquisition, sale of business, merger or joint venture agreements in excess of certain amounts. At December 31, 1994, the Company was in full compliance with all covenants and conditions.

Note 9 Lease Commitments
------

The Company leases certain property, facilities and equipment under non-cancelable operating leases. The terms of the leases for property, facilities and equipment expire over the next 25 years with renewal options in certain instances. In addition, the Company has leased certain equipment under capitalized leases with outstanding lease obligations of less than one million dollars as of December 31, 1994. These obligations mature sub-stantially in 1995 and 1996.

Future minimum lease payments under non-cancelable operating leases as of December 31, 1994 are as follows:


Year Ended December 31,
--------------------------------------------------------------------------------
(in thousands)
1995                                                                     $17,372
1996                                                                      11,899
1997                                                                       9,445
1998                                                                       7,272
1999                                                                       6,603
Thereafter                                                                36,895
                                                                         -------
                                                                         $89,486
                                                                         =======


                                    ------
                                  Thirty Four

Rent expense for all operating leases was approximately $22,767,000 in 1994, $24,446,000 in 1993 and $15,958,000 in 1992.

Note 10 Employee Benefit Plans
-------

Incentive Stock Plans: In 1986, the Company adopted the 1986 Incentive Stock Plan ("Plan"). The Plan provides for the issuance of non-transferable stock options to employees of the Company and non-statutory stock options and stock purchase rights to directors, employees and consultants of the Company. The Company has never issued any stock purchase rights. A total of 18,500,000 shares of common stock have been reserved for issuance of options and stock purchase rights under the Plan. At December 31, 1994, 4,086,125 shares were available for future grants of options and stock purchase rights.

Stock options are granted at prices of not less than 100% of the fair market value of the common stock at the time of grant, except that stock options granted to any employee who owns stock representing more than 10% of total voting power must have an exercise price of not less than 110% of fair market value. Options granted under the Plan prior to July 1992 expire five years after the date of grant and vest over a period of four years. In July 1992, the Plan was amended to provide an expiration period for subsequent stock grants to ten years from the date of grant.

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

The following table summarizes stock option activity under the Plan and Archive Plans:


Year Ended December 31,                      1994           1993           1992
-------------------------------------------------------------------------------
Options outstanding at
    beginning of the year               8,529,767      8,592,493      5,510,468
Granted                                 2,781,277      3,292,099      3,213,825
Conversion of the
    Archive Plans                              --             --      1,059,258
Exercised ($0.15 per share
    to $23.50 per share)                 (746,332)    (1,329,620)      (868,619)
Canceled                               (1,646,116)    (2,025,205)      (322,439)
                                       ----------------------------------------
Options outstanding at
    end of the year                     8,918,596      8,529,767      8,592,493
                                       ========================================
Options exercisable at
    end of the year                     3,784,502      3,547,071      2,871,736
Range of exercise price
    of outstanding options
    at end of the year                     $ 5.19         $ 5.19         $ 5.00
                                           $26.88         $26.88         $26.88

Restricted Stock Plan: In 1992, the Company's stockholders approved the adoption of the 1992 Restricted Stock Plan ("Restricted Plan"). A total of 1,000,000 shares of common stock are reserved for issuance under the Restricted Plan. The aggregate fair value of the shares granted under the Restricted Plan is considered unearned compensation at the time of grant and compensation is earned ratably over the vesting period of seven years. Total compensation expense recognized during 1994, 1993 and 1992 was not material. At December 31, 1994, 379,937 shares had been issued under the Restricted Plan.

Arcada Stock Plan: During 1994, the Board of Directors of the Company's majority-owned subsidiary, Arcada Holdings, Inc. ("Arcada"), approved a stock option plan for employees and consultants of Arcada. This plan provides for the issuance of up to 7,667,186 shares of common stock of Arcada. During 1994, options were granted at prices of $0.08 and $0.09 per

                                    ------
                                  Thirty five
share which represents the fair market value of Arcada common stock at the date of grant, as determined by Arcada's Board of Directors. Options granted under this plan expire ten years after the date of grant and vest over a period of four years. If all options were issued and exercised, they would dilute the Company's ownership in Arcada from 78% to approximately 64%. As of December 31, 1994, the number of options outstanding was 5,022,341.

Employee Stock Purchase Plan: In 1988, the Company adopted an Employee Stock Purchase Plan ("Purchase Plan"). A total of 4,500,000 shares of common stock are reserved for issuance under the Purchase Plan. Shares may be purchased by participants at the lower of 85% of the fair market value of the common stock at the beginning or end of each six-month offering period. Shares are to be purchased from payroll deductions which are limited to 15% of an employee's compensation. At December 31, 1994, 3,810,557 shares had been issued under the Purchase Plan.

Profit Sharing Plan: The Company had a profit sharing plan which provided for additional compensation to substantially all employees of the Company, with the exception of certain marketing and sales personnel who were compensated on a commission basis, Arcada employees and certain non-U.S. employees. Prior to 1994, the additional compensation was determined on a quarterly basis, based upon a percentage of the amount of operating profit in excess of a stipulated return on equity. As a result of operating losses incurred in 1993, the Company did not distribute profit sharing or record charges to income relating to profit sharing. Charges to income for the profit sharing plan during 1992 were approximately $14,686,000 which is included in selling, general and administrative costs.

During 1994, upon certain stockholder approval, the Company adopted new profit sharing and incentive compensation bonus plans ("Plans") for eligible employees, with the exception of certain sales-commissioned personnel and Arcada employees. Additional compensation is earned and paid on a quarterly or semi-annual basis on the achievement by the Company of revenue and operating income targets as a percentage of the Company's financial plan established at the beginning of the fiscal year. Individual performance for those employees participating in the incentive compensation bonus plans are earned and paid on a quarterly or semi-annual basis. In addition, certain eligible employees participating in plans are entitled to receive additional year end bonus awards based on the achievement by the Company of annual revenue and operating income targets as a percentage of the Company's financial plan. Charges to income for the Plans during 1994 were approximately $9,042,000 which is included in selling, general and administrative costs.

401(k) Savings Plan: In 1990, the Company adopted a 401(k) savings plan ("Savings Plan") covering substantially all of its U.S. employees. Under the Savings Plan, eligible employees may contribute up to 15% of their compensation to the Savings Plan with the Company matching participants' contributions up to $250 per employee per year at the rate of 50% of the employee contribution. Both the participants' and the Company's contributions are fully vested. To date, the Company's contributions have not been material.

Note 11 Repurchase of Common Stock
-------

As of December 31, 1991, Compaq Computer Corporation ("Compaq") owned approximately 21% of the outstanding common stock of the Company. In August 1992, the Company repurchased and retired 11,638,802 shares of the Company's common stock from Compaq, representing substantially all of Compaq's equity interest in the Company.

                                    ------
                                  Thirty Six

Note 12 Preferred Shares Rights Agreement
-------
On November 29, 1994, the Board of Directors ("Board") adopted a Preferred Shares Rights Agreement ("Agreement") and pursuant to the Agreement authorized and declared a dividend of one preferred share purchase right ("Right") for each common share outstanding of the Company on January 10, 1995. The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company, in a manner or terms not approved by the Board. Each Right becomes exercisable to purchase one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $70.00 and expire on November 29, 2004. The Company may redeem the Rights at a price of $0.01 per Right.

Note 13 Foreign Currency Exposure and Risk Management
-------
The Company enters into foreign currency forward contracts and purchases foreign currency option contracts to hedge operating cash flow requirements and vendor purchase commitments denominated in foreign currency (principally British Pound Sterling, Singapore Dollars, Italian Lira and Japanese Yen). The terms of such hedging instruments are not more than three months for all currencies other than those for Yen which are up to eight months. The purpose of the Company's foreign currency hedging activities is to protect the Company's foreign currency assets and liabilities and foreign currency operating cash flows from adverse changes in exchange rates. As of December 31, 1994, the realized and deferred gains and losses on option and forward contracts were not material. At December 31, 1994, the Company had outstanding foreign currency forward contracts and foreign currency option contracts aggregating approximately $60,890,000 and $22,870,000, respectively. The contract amounts approximate the fair value of outstanding contracts and options at December 31, 1994. These contracts mature at various periods through April 1995 and are consistent with the amounts and timing of the underlying anticipated cash flow requirements and purchase commitments.

Note 14 Foreign Operations
-------
The Company operates in one industry segment (see Note 1). The following is a summary of the Company's operations:

Year Ended December 31                       1994           1993           1992
-------------------------------------------------------------------------------
(in thousands)
Sales to third-party
    customers:
    United States:
     Customers in
      United States                   $ 1,240,099    $   997,764    $   867,916
     Customers in
      Europe & Asia                       902,896        859,447        892,506
                                      -----------------------------------------
                                        2,142,995      1,857,211      1,760,422
                                      -----------------------------------------
    Asia                                  142,562        193,257        326,502
    Europe                                 79,595        101,204        151,499
                                      -----------------------------------------
                                        2,365,152      2,151,672      2,238,423
                                      -----------------------------------------
Intercompany
    sales between
    geographic areas:
      United States                       239,341        285,250         74,579
      Asia                              1,787,390      1,426,370      1,388,617
      Europe                                2,929         98,007        106,037
                                      -----------------------------------------
                                        2,029,660      1,809,627      1,569,233
                                      -----------------------------------------
Consolidation
    eliminations                       (2,029,660)    (1,809,627)    (1,569,233)
                                      -----------------------------------------
Net sales                             $ 2,365,152    $ 2,151,672    $ 2,238,423
                                      -----------------------------------------
Operating income:
      United States                   $    14,000    $  (295,722)   $    (3,287)
      Asia                                110,194        (88,303)       119,348
      Europe                               42,370        (62,405)        37,469
                                      -----------------------------------------
                                      $   166,564    $  (446,430)   $   153,530
                                      =========================================
Identifiable assets:
      United States                   $   666,106    $   577,962    $   815,382
      Asia                                295,359        313,319        404,506
      Europe                               56,725         55,223         70,292
                                      -----------------------------------------
                                        1,018,190        946,504      1,290,180
General corporate assets                  443,239        517,547        614,527
                                      -----------------------------------------
Total assets                          $ 1,461,429    $ 1,464,051    $ 1,904,707
                                      =========================================

                                    ------
                                 Thirty Seven

Intercompany sales are accounted for at prices intended to approximate those that would be charged to unaffiliated customers. At December 31, 1994, 1993 and 1992, foreign liabilities (excluding intercompany balances) were $143,038,000, $273,288,000 and $280,053,000, respectively.

Note 15 Litigation
-------

The Company and certain of its officers and directors are defendants in a securities class action lawsuit which purports to represent a class of investors who purchased or otherwise acquired the Company's common stock between January 1992 and May 1993. Certain officers and directors are also defendants in a related stockholders derivative suit. The complaints seek unspecified damages and other relief. The Company intends to defend the actions vigorously.

In August 1993, the Company was served with a patent infringement complaint, filed by IBM, alleging that products manufactured by the Company have infringed certain patents owned by IBM. In addition, the complaint seeks declaratory relief to the effect that disk drives produced by IBM do not infringe certain patents held by the Company and seeks to have such patents declared invalid. The Company answered the complaint, denying all material allegations and counterclaiming that IBM disk drives infringe certain patents owned by Conner, including those patents contained in the IBM complaint. The Company believes that it has meritorious defenses against these allegations, that it has valid claims against IBM and will defend this action vigorously. Although the Company has engaged in continuous discussions with IBM toward an appropriate cross-licensing arrangement, the Company is unable to predict the outcome of the settlement negotiations, the litigation and the ultimate effect, if any, on its operations or financial condition. Regardless of the merits of the respective patent claims, the Company believes that the existence of the IBM litigation could have an adverse effect on its business. In addition, this litigation is causing the Company to incur significant costs, including substantial legal expenses.

In 1992, the Company filed a patent infringement lawsuit against Western Digital Corporation ("Western Digital") alleging the infringement of five of the Company's patents by Western Digital. Western Digital has filed a counterclaim alleging infringement of certain of its patents by the Company. The Company believes it has valid claims against Western Digital and meritorious defenses to the claims asserted by Western Digital.

In 1994, the Company was served with a patent litigation claim alleging that the Company's DC2000 tape drives infringe a patent held by Iomega Corporation ("Iomega"). This claim was settled by the Company and Iomega during 1994 and had no material effect on the results of operations.


                                    ------
                                 Thirty Eight

Report of Independent Accountants

To the Board of Directors and
Stockholders of Conner Peripherals, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Conner Peripherals, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 15, the Company is a defendant in a lawsuit alleging infringement of certain patents. The Company is unable to predict the outcome of the litigation or ultimate effect, if any, on its operations or financial condition.


/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
San Jose, California
January 11, 1995


                                    ------
                                  Thirty Nine

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

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board the independent accounting firm to be retained for the coming year, subject to stockholder approval. The Audit Committee meets periodically and privately with the independent accountants, with our internal auditors, as well as with Conner management, to review accounting, auditing, internal control structure and financial reporting matters.

Price Waterhouse LLP, independent accountants, are retained to examine Conner's financial statements. Their accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal control structure and tests of accounting procedures and records.


/s/ David T. Mitchell                  /s/ P. Jackson Bell

David T. Mitchell                      P. Jackson Bell
President and Chief Operating          Executive Vice President and Chief
Officer                                Financial Officer


Market Price of Common Stock

The Company's common stock is traded on the New York Stock Exchange under the symbol "CNR." The following table shows the high and low closing sales prices for the common stock of the Company for the periods indicated, as reported by the New York Stock Exchange Composite Tape.


1994                                          High                     Low
--------------------------------------------------------------------------------
Quarter ended March 31, 1994                19 3/8                  14 3/8
Quarter ended June 30, 1994                 16 3/4                  11 7/8
Quarter ended September 30, 1994            13 3/8                  10 3/8
Quarter ended December 31, 1994             13                       9 1/8


1993                                          High                     Low
--------------------------------------------------------------------------------
Quarter ended March 31, 1993                24 3/8                  13 1/2
Quarter ended June 30, 1993                 13 5/8                   9 1/4
Quarter ended September 30, 1993            13                       9 1/4
Quarter ended December 31, 1993             14 5/8                   9 1/4

The Company has not paid cash dividends on its common stock and does not plan to pay cash dividends to its stockholders in the near future. The Company presently intends to retain its earnings to finance further growth of its business. As of December 31, 1994, the Company had 2,686 stockholders of record.


                                    ------
                                     Forty

Corporate Directory

Executive Officers and Directors

Finis F. Conner
Chairman of the Board of Directors
and Chief Executive Officer

David T. Mitchell
President, Chief Operating Officer
and Director

P. Jackson Bell
Executive Vice President
and Chief Financial Officer

Donald J. Massaro
Executive Vice President of Sales &
Marketing and President of Tape Division

Dr. Michael L. Workman
Senior Vice President of Engineering
and Chief Technical Officer

Kenneth F. Potashner
Executive Vice President and General
Manager of Disk Drive Operations

William S. Anderson/1,2/
Retired Chairman of the Board and Chief Executive Officer
NCR Corporation
Director*

Ambassador L. Paul Bremer, III/2/
Managing Director
Kissinger Associates, Inc.
Director

W. Howard Lester/2/
Chairman of the Board and Chief Executive Officer
Williams-Sonoma, Inc.
Director

Mark S. Rossi/1,2/
Vice President Prudential Venture Capital
Director

Linda Wertheimer Hart/1,2/
Vice Chairman Hart Group, Inc.
Director

R. Elton White/1/
Retired President of AT&T Global
Information Solutions, Inc.
(formerly NCR Corporation)
Director

/1/  Member of the Audit Committee
/2/  Member of the Compensation Committee
 *   Not standing for re-election in 1995

Legal Counsel

Wilson, Sonsini, Goodrich & Rosati, P.C.
Palo Alto, CA

Independent Accountants

Price Waterhouse LLP
San Jose, CA

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

Annual Meeting

The annual meeting of stockholders of Conner Peripherals, Inc. will be held at 10:00 a.m. on April 25, 1995, at the Fairmont Hotel at the Fairmont Plaza located at 170 S. Market Street, San Jose, California 95113. All Conner stockholders' are encouraged to attend.

For additional copies of this annual report, contact the Investor Relations Department, Conner Peripherals, Inc., 3081 Zanker Road, San Jose, California 95134-2128.